ASSET PURCHASE AGREEMENT

BETWEEN

PURITY LIFE HEALTH PRODUCTS LP, by its General Partner, 8189587 CANADA LTD.

and

SUNOPTA INC.

-i-

(continued)

-ii-

(continued)

-iii-

ASSET PURCHASE AGREEMENT

THIS AGREEMENT made as of the 24th day of May, 2012,

BETWEEN

PURITY LIFE HEALTH PRODUCTS LP,
a limited partnership existing under the laws of the Province of Manitoba, by its
General Partner, 8189587 Canada Ltd., a corporation existing under the laws of
Canada (the “Purchaser”)

and

SUNOPTA INC.,
a corporation existing under the laws of Canada
(the “Vendor”).

RECITALS:

     WHEREAS, the Vendor carries on, among other things, the business of the manufacturing and distribution of natural health products including dietary supplements, vitamins, natural body care, earth friendly household goods and natural health food products throughout Canada and elsewhere through its Purity Life division of its International Foods Group (as that International Foods Group is described in the Vendor’s Annual Report on Form 10-K as filed with the United States Securities and Exchange Commission (the “SEC”) on March 7, 2012) (the “Purity Life Division”);

     WHEREAS, the Purchaser wishes to purchase or acquire substantially all of the assets, property and undertaking used primarily in the conduct of, necessary for, or relating primarily to, the business and operations of the Purity Life Division (the “Business”), on the terms and conditions of this Agreement; and

     WHEREAS, the Vendor wishes to sell, assign and transfer substantially all of the assets, property and undertaking used primarily in the conduct of, necessary for, or relating primarily to, the Business, on the terms and conditions of this Agreement.

     NOW, THEREFORE, in consideration of the mutual covenants, representations and warranties made herein, and of the mutual benefits to be derived hereby, the Parties agree as follows:

     ARTICLE 1
INTERPRETATION

     1.1 Definitions. In this Agreement and in the schedules, the following terms and expressions will have the following meanings:

               (a) “Accounts Receivable” means all accounts receivable, trade accounts, notes receivable, book debts and other debts due or accruing due to the Vendor in respect of the Business and the benefit of all security for such accounts, notes and debts;

               (b) “Accrued Liabilities” means Assumed Liabilities incurred as of the Closing Time but which are not yet due and payable as of the Closing Time (excluding reserves and contingent amounts) to the extent reflected as such on the Final Closing Balance Sheet;

               (c) “Adjustment Amount” has the meaning ascribed to it in Section 2.7(f);

               (d) “Affiliate” of any Person means, at the time such determination is being made, any other Person controlling, controlled by or under common control with such first Person, in each case, whether directly or indirectly, and “control” and any derivation thereof means the power to, directly or indirectly, direct the management and policies, business or affairs of a Person whether through the ownership of voting securities or otherwise;

               (e) “Agreement” means this asset purchase agreement, all Schedules and Exhibits attached to this agreement and all instruments amending it; “hereof”, “hereto” and “hereunder” and similar expressions mean and refer to this Agreement and not to any particular Article, Section, or other subdivision; “Article”, “Section” or other subdivisions of this Agreement followed by a number means and refers to the specified Article, Section or other subdivision of this Agreement;

               (f) “Appurtenances” means privileges, rights, easements and appurtenances both at law and equity belonging to or for the benefit of real properties, including means of access between real properties and a public way, rights in respect of or for any other uses upon which the present use is dependent (such as pipelines, cables, railway sidings) and rights existing in and to any streets, alleys, passages and other rights-of-way;

               (g) “Assessment” shall include a reassessment or additional assessment and the term “assessed” shall be interpreted in the same manner;

               (h) “Assumed Liabilities” means the following Liabilities:

                         (i) all liabilities and obligations of or relating primarily or exclusively to the Business or the Purchased Assets arising or relating to the period prior to the Closing Date provided such liabilities and obligations have been disclosed in the Financial Statements or Final Closing Balance Sheets;

                         (ii) all liabilities and obligations of or relating to the Business or the Purchased Assets arising and relating to the period commencing on and subsequent to the Closing Date;

                         (iii) all liabilities and obligations for salary, bonus, vacation pay and other compensation, employee benefit plans, injury, disability, death or worker’s compensation, each in respect of (i) the Transferred Employees and arising and relating to the period commencing on and subsequent to the Closing Date and (ii) the Inactive Employees and arising and relating to the period commencing on and subsequent to the effective date of employment by the Purchaser;

                         (iv) all liabilities and obligations for severance payments, damages for wrongful dismissal and all related costs in respect of the termination of employment of any Transferred Employee or Inactive Employee who becomes an employee of the Purchaser at or following Closing, it being understood and agreed that such liabilities and obligations shall be on the basis of combined service with the Vendor and Purchaser;

                         (v) all liabilities with respect to the Contracts and the Leases, to the extent of any obligations to be discharged or purchase commitments to be fulfilled after Closing or relating to the period prior to Closing and disclosed on the Final Closing Balance Sheets;

                         (vi) all liabilities for rebates, price adjustments, adjustments to accounts payable, discounts, or promotions, product returns and trade spending to the extent disclosed on the Final Closing Balance Sheets;

                         (vii) all other liabilities expressly assumed by the Purchaser under this Agreement; and

                         (viii) the liabilities listed in Schedule 1.1(h);

       but excluding the Excluded Liabilities.

               (i) “Business” has the meaning ascribed to it in the recitals hereto;

               (j) “Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in the Province of Ontario or any other day on which the principal chartered banks located in the City of Toronto, Ontario are not open for business during normal banking hours;

               (k) “Cap” has the meaning ascribed to it in Section 8.5(5);

               (l) “Claim” means claims, demands, actions, applications, suits, causes of action, orders, charges, indictments, prosecutions, information or other similar proceedings, processes, Assessments, judgments, debts, Liabilities, expenses, costs, damages or losses, contingent or otherwise, whether liquidated or unliquidated, matured or unmatured, disputed or undisputed, contractual, legal or equitable;

               (m) “Closing” means the completion of the Transactions pursuant to this Agreement at the Closing Time;

               (n) “Closing Date” shall be June 1, 2012, or such other date as the Parties may mutually determine;

               (o) “Closing Time” means 8:00 a.m. in the City of Toronto, Ontario on the Closing Date or such other time on the Closing Date as the Parties may agree upon as the time at which the Closing shall take place;

               (p) “Confidentiality Agreement” means that certain confidentiality agreement dated August 25, 2011, between the Purchaser and the Vendor;

               (q) “Consent” means a license, Permit, approval, consent, certificate, registration or authorization (including, without limitation, those made or issued by a Regulatory Authority, in respect of a Contract, or otherwise);

               (r) “Contract” means all pending and executory contracts, agreements, leases and arrangements (whether oral or written) (A) by which any of the Purchased Assets are bound or affected or (B) to which the Vendor is a party or by which it is bound primarily or exclusively in connection with the Business or the Purchased Assets;

               (s) “Copyright” has the meaning ascribed to it in Section 3.1(35)(a);

               (t) “Deductible” has the meaning ascribed to it in Section 8.5(5);

               (u) “Depreciation and Amortization Expense” means, with respect to any Measurement Period, depreciation, amortization, depletion and other similar reductions to income of the Business for that Measurement Period, not involving any outlay of cash, calculated in accordance with GAAP;

               (v) “Direct Claim” has the meaning ascribed to it in Section 8.3;

               (w) “Draft Closing Balance Sheet” has the meaning ascribed to it in Section 2.7(a);

               (x) “Earnings” means, with respect to any Measurement Period, the aggregate net income or loss as applicable, of the Business, calculated for that Measurement Period in accordance with GAAP;

               (y) “EBITDA” means, with respect to the operation of the Business during the Measurement Period, Earnings for that Measurement Period plus, without duplication, and only to the extent those amounts were deducted in determining those Earnings, (i) Interest Expense, (ii) Income Tax Expense, and (iii) Depreciation and Amortization Expense, and as adjusted for in accordance with the factors set out in Section 2.8;

               (z) “EBITDA Calculation” has the meaning ascribed to it in Section 2.8;

               (aa) “Employee” means individuals employed by the Vendor, on a full-time, part-time or temporary basis, employed in the operation of the Business, including those employees of the Business on disability leave, parental leave or other absence;

               (bb) “Employee Plans” has the meaning ascribed to it in Section 3.1(33)(b);

               (cc) “Encumbrances” means mortgages, charges, pledges, security interests, liens, easements, encumbrances, reservations, restrictions, title retention agreements, development or similar agreements, title defects, rights of way, rights of first refusal, options, leases, actions, claims (including adverse claims), demands and equities and all other encumbrances of any nature whatsoever or howsoever arising and any rights or privileges capable of becoming any of the foregoing;

               (dd) “Environmental Consents” has the meaning ascribed to it in Section 3.1(32)(a)(ii);

               (ee) “Environmental Laws” has the meaning ascribed to it in Section 3.1(32)(a)(i);

               (ff) “ETA” means the Excise Tax Act (Canada);

               (gg) “Excluded Assets” means:

                         (i) all cash and cash equivalents of the Vendor;

                         (ii) all income Tax installments paid by the Vendor and the right to receive any refund of income Taxes paid by the Vendor under the ITA in connection with the Business or Purchased Assets, for periods ending on or prior to the Closing Date;

                         (iii) all corporate, financial, taxation and other Records of the Vendor not pertaining primarily to the Business or Purchased Assets or which the Vendor is required, at Law, to maintain in its possession;

                         (iv) the Excluded Contracts;

                         (v) the Employee Plans; and

                         (vi) the back-office information technology equipment and other assets and services set forth in Schedule 1.1(gg);

               (hh) “Excluded Contracts” means those Contracts identified on Schedule 1.1(hh);

               (ii) “Excluded Liabilities” means every Liability of the Vendor or its Affiliates, other than the Assumed Liabilities (whether accrued, absolute, contingent, known or unknown, or otherwise, no matter whether arising on, before, or after the Closing Date, and whether or not disclosed by the Vendor or otherwise reflected or reserved against in the Financial Statements or the Records), including any Taxes relating to the Business or the Purchased Assets in respect of periods ending on or prior to the Closing Date that have not been disclosed in the Final Closing Balance Sheet and any contingent payments owing or that may become owing to former owners of the Business, any indebtedness and any Claims settled;

               (jj) “Final Closing Balance Sheet” has the meaning ascribed to it in Section 2.7(e);

               (kk) “Financial Statements” means the combined financial statements of the Business as of and for the fiscal period ended May 5, 2012, consisting of a balance sheet and an income statement, a copy of which is attached as Schedule 1.1(kk);

               (ll) “Financial Statements Date” means May 5, 2012, the date of the balance sheet included in the Financial Statements;

               (mm) “GAAP” means, at any time, generally accepted accounting principles in the United States, at the relevant time applied on a consistent basis;

               (nn) “Goodwill” means the goodwill of the Business and relating to the Purchased Assets, and information and documents relevant thereto including lists of customers and suppliers, credit information, telephone and facsimile numbers and research materials;

               (oo) “Governmental Authorizations” means authorizations, approvals, orders, licenses, including any Environmental Consents, franchises, Permits, certificates, Consents, directives, notices, variances or other rights issued to or required by the Vendor for the conduct of the Business or relating to any of the Purchased Assets by or from any Regulatory Authority;

              (pp) “Hazardous Substance” has the meaning ascribed to it in Section 3.1(32)(a)(iii);

               (qq) “Improvements” means plants, buildings, structures, fixtures, erections and improvements located on, over, under or upon real properties or included in the Purchased Assets and mechanical, electrical, plumbing, heating and air-conditioning systems relating to real properties, including any of the foregoing under construction;

               (rr) “Income Tax Expense” means, with respect to any Measurement Period, the aggregate of all Tax on the income or capital of the Business, calculated for that Measurement Period in accordance with GAAP;

               (ss) “Incurred” means, in relation to Claims under Employee Plans or Replacement Plans, the date on which the event giving rise to such claim occurred and, in particular: (i) with respect to a death or dismemberment claim, shall be the date of the death or dismemberment; (ii) with respect to a short-term or long-term disability claim, shall be the date of the injury or illness; (iii) with respect to an extended health care claim, including, without limitation, dental and medical treatments, shall be the date of treatment; and (iv) with respect to a prescription drug or vision care claim, the date that the prescription was filled;

               (tt) “Indemnification Claim” has the meaning ascribed to it in Section 8.3;

               (uu) “Indemnified Party” has the meaning ascribed to it in Section 8.3;

               (vv) “Indemnifying Party” has the meaning ascribed to it in Section 8.3;

               (ww) “Insolvent” has the meaning ascribed to it in Section 3.1(36);

               (xx) “Intellectual Property” has the meaning ascribed to it in Section 3.1(35)(a);

               (yy) “Intellectual Property License” has the meaning ascribed to it in Section 3.1(35)(a);

               (zz) “Interest Expense” means, with respect to any Measurement Period, the aggregate amount of interest and other financing charges incurred by the Business, calculated for that Measurement Period in accordance with GAAP;

               (aaa) “Interim Period” means the period from and including the date of this Agreement to and including the Closing Date;

               (bbb) “Inventories” means all inventories of stock-in-trade and merchandise of the Business, including, without limitation, all materials, supplies, work-in-progress, finished goods, and purchased finished goods related to the Business (including, without limitation, any packaging materials), including those in possession of suppliers, customers and other third parties;

               (ccc) “ITA” means the Income Tax Act (Canada);

               (ddd) “Law” or “Laws” means common law and civil law and all requirements imposed by statutes, regulations, rules, ordinances, by-laws, decrees, codes, treaties, protocols, policies, judgments, orders, rulings, decisions, approvals, notices, permits, guidelines or directives, in each case of any Regulatory Authority;

               (eee) “Leased Premises” means the lands and/or premises leased, subleased, licensed to, or otherwise occupied by the Vendor pertaining to the Business under the Leases and the interest of the Vendor in the Improvements and Appurtenances thereon;

               (fff) “Leases” means the leases, subleases, agreements to lease, tenancy agreements and licenses included in the Purchased Assets under which the Vendor occupies the Leased Premises, as listed in Schedule 3.1(31)(a);

               (ggg) “Liability” or “Liabilities” means any liability or obligation (including as related to Taxes) whether known or unknown, asserted or unasserted, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, and whether due or to become due, regardless of when asserted;

               (hhh) “Licensed Intellectual Property” has the meaning ascribed to it in Section 3.1(35)(a);

               (iii) “Losses” has the meaning ascribed to it in Section 8.1;

               (jjj) “Material Adverse Effect” means (i) any change, effect, fact, circumstance or event which, individually or when taken together with any other changes, effects, facts, circumstances or events, could reasonably be expected to be materially adverse to the assets, liabilities, condition (financial or otherwise), business, properties or results of operation of the Business; or (ii) a material impairment of or delay in the ability of the Vendor to perform its obligations hereunder or consummate the Transactions contemplated hereby; excluding, in each case, however, any adverse effect due to changes, after the date of this Agreement, relating to or arising out of: (A) conditions affecting the economy generally or the general market pertaining to the Business that do not disproportionately affect the Business; (B) any natural disaster, national emergency, war or act of terrorism or international political or social conditions; (C) the execution or the public announcement of this Agreement; (D) any failure of the Business to achieve any financial, sales or other projection or forecast (it being understood, however, that any change, effect, fact, circumstance or event underlying such failure not otherwise excluded in the other exceptions (A) through (F) of this definition shall be taken into account in determining whether a Material Adverse Effect has occurred); (E) any breach by the Purchaser of the Confidentiality Agreement; or (F) any change in GAAP or any change in interpretation thereof;

               (kkk) “Material Contract” has the meaning ascribed to it in Section 3.1(24)(a);

               (lll) “Measurement Period” means the period commencing on the day after the Closing Date and ending on the first anniversary thereof;

               (mmm)“Measurement Period Income Statement” has the meaning ascribed to it in Section 2.8;

               (nnn) “Net Working Capital” means, at any point in time, with respect to the Business, (i) the amount of the total current assets of the Business included in the Purchased Assets, less (ii) the amount of the total current Liabilities of the Business included in the Assumed Liabilities, as determined in accordance with Schedule 1.1(nnn) . The Net Working Capital determination under Section 2.7(f) shall be made in accordance with the sample Net Working Capital calculation (as at May 5, 2012) prepared by the Vendor as set forth in Schedule 1.1(nnn);

               (ooo) “Parties” means the Vendor and the Purchaser, and “Party” means any one of them;

               (ppp) “Patents” has the meaning ascribed to it in Section 3.1(35)(a);

               (qqq) “Permit” means all licenses, permits, orders, approvals, registrations and authorizations under all Laws or issued or granted by any Regulatory Authority;

               (rrr) “Permitted Encumbrances” means:

                         (i) inchoate statutory liens for Taxes, assessments and governmental charges not due as at the Closing Time;

                       (ii) servitudes, easements, zoning restrictions, encroachments, reservations, rights-of-way and other similar rights in real property or any interest therein, provided the same are not of such nature as to materially, individually or in the aggregate, adversely affect the validity of title to or the value, marketability or use of the property subject thereto by the Vendor;

                         (iii) undetermined or inchoate liens, charges and privileges incidental to current construction or current operations and Encumbrances claimed or held by any Regulatory Authority that have not at the time been filed or registered against the title to the asset or served upon the Vendor pursuant to law or that relate to obligations not due or delinquent;

                         (iv) assignments of insurance provided to landlords (or their mortgagees) pursuant to the terms of any Lease and liens or rights reserved in any Lease for rent or for compliance with the terms of such Lease;

                         (v) security given in the ordinary course of business to any Regulatory Authority in connection with the operations of the Business, other than security for borrowed money or any extension of credit;

                         (vi) the reservations in any original grants from the Crown of any real property or interest therein and statutory exceptions to title that do not materially detract from the value of the real property concerned or materially impair its use in the operation of the Business; and

                         (vii) the Encumbrances described in Schedule 1.1(rrr) .

               (sss) “Person” includes any individual, corporation, partnership, firm, joint venture, syndicate, association, trust, government, governmental agency and any other form of entity or organization;

               (ttt) “Purchase Price” has the meaning ascribed to it in Section 2.2;

               (uuu) “Purchased Assets” means all of the property and assets used, or held for use, primarily in the conduct of or relating primarily to the Business (other than the Excluded Assets), whether real, personal or mixed, tangible or intangible, whether now existing or hereafter acquired, of every kind and description and, wheresoever situate, including, without limitation:

                         (i) Leases – all rights under the Leases in respect of the Leased Premises;

                         (ii) Equipment and Other Tangible Personal Property – all machinery, equipment, fixtures, furniture, furnishings, office equipment, supplies and other fixed assets including, without limitation, the machinery and equipment owned by the Vendor or any Affiliate thereof, and used primarily in the conduct of or relating primarily to the Business, including, without limitation, those listed and described in Schedule 1.1(uuu)(ii);

                         (iii) Vehicles – all trucks, cars and other vehicles owned by the Vendor or any Affiliate thereof, and used primarily in the conduct of or relating primarily to the Business, including, without limitation, those listed and described in Schedule 1.1(uuu)(iii);

                         (iv) Inventories – all Inventories as at the Closing Date;

                         (v) Accounts Receivable – the Accounts Receivable as at the Closing Date;

                         (vi) Prepaid Expenses – all credits and prepaid expenses, deferred charges, advance payments, security deposits and prepaid items relating to the Business or any other Purchased Asset as at the Closing Date;

                         (vii) Contracts – all Contracts other than the Excluded Contracts;

                         (viii) Consents – to the extent transferable, all Consents, including, without limitation, the Consents described in Schedule 3.1(14);

                         (ix) Intellectual Property – the Vendor Intellectual Property and any and all rights thereunder or in respect thereof including, but limited to, rights to sue for and remedies against past, present and future infringements thereof, and rights of priority and protection of interests therein under the laws of any jurisdiction worldwide and all tangible embodiments thereof;

                         (x) Computer Hardware and Software – all computer hardware and Software in source and object code form (including documentation, interfaces and development tools), including all rights under licenses and other agreements or instruments relating thereto used primarily in the conduct of the Business (excluding any rights relating to the software described in Schedule 1.1(gg));

                         (xi) Records – all Records (other than those required by Law to be retained by the Vendor, copies of which will be made available to the Purchaser);

                         (xii) Governmental Authorizations – to the extent their transfer is permitted by Law, all Governmental Authorizations;

                         (xiii) Goodwill – all Goodwill, together with the exclusive right for the Purchaser to represent itself as carrying on the Business in succession to the Vendor, provided, however, the Purchaser shall not be entitled to carry on the Business under the “SunOpta” name, or otherwise use the “SunOpta” name (or any variation thereof) or any other trade-mark of the Vendor not listed in Schedule 3.1(35)(b);

                         (xiv) Causes of Action – all rights to causes of action, lawsuits, judgments, Claims and demands of any nature available to or being pursued by the Vendor or any of its Affiliates with respect to the Business or the ownership, use, function or value of any Purchased Asset, whether arising by way of counterclaim or otherwise;

                         (xv) Guarantees and Warranties – all guarantees, warranties, indemnities and similar rights in favour of the Vendor or any Affiliate thereof with respect to any Purchased Asset; and

                         (xvi) Insurance Benefits – all insurance benefits, including rights and proceeds, arising from or relating to the Purchased Assets or the Assumed Liabilities prior to the Closing Time, except to the extent that any damaged or destroyed Purchased Assets shall have been repaired or replaced to substantially the same condition as existed prior to such damage or destruction by the Vendor prior to the Closing Time;

               (vvv) “Purchaser Indemnified Parties” has the meaning ascribed to it in Section 8.1;

               (www) “Purity Life Division” has the meaning ascribed to it in the Recitals;

               (xxx) “Q2 Business Financial Statements” has the meaning ascribed to it in Section 4.8(1);

               (yyy) “Records” means all books and records relating primarily or exclusively to the Business or the Purchased Assets, including, without limitation, technical, business, financial and Tax books and records, customer lists, operating data, files, financial books, correspondence, credit information, research materials, contract documents, title documents, leases, surveys, records of past sales and purchases, supplier lists, price lists, catalogues, sales and promotional materials, correspondence, mailing lists, purchasing materials and records, manufacturing and quality control records, records related to any Business certification or testing, databases, employee documents, Inventory data, accounts receivable data, financial statements and any other similar records in any form whatsoever (including written, printed, electronic (including stored or computer-related or other electronic media or computer printout form), but not including those records which are part of the Excluded Assets;

               (zzz) “Regulatory Authority” means any government, regulatory or administrative authority (including any relevant stock exchange), agency, commission, utility or board (federal, provincial, territorial, municipal or local, domestic or foreign) having or purporting to have jurisdiction in the relevant circumstances and any person acting under the authority of any of the foregoing and any judicial, administrative or arbitral court, authority, tribunal or commission having jurisdiction in the relevant circumstances;

               (aaaa) “Release” has the meaning ascribed to it in Section 3.1(32)(a)(iv);

               (bbbb) “Replacement Plans” has the meaning ascribed to it in Section 4.6;

               (cccc) “Restricted Right” means any Contract or Governmental Authorization which by its terms requires Consent or approval of the other party or parties thereto for completion of the transactions contemplated by this Agreement or in respect of which the completion of the transactions contemplated by this Agreement will increase the obligations or decrease the rights or entitlements of the Vendor or the Purchaser relating to the Business under such Contract or Governmental Authorization;

               (dddd) “Software” has the meaning ascribed to it in Section 3.1(35)(a);

               (eeee) “Tax” and “Taxes” have the meaning ascribed to it in Section 3.1(30)(a)(i);

               (ffff) “Tax Return” has the meaning ascribed to it in Section 3.1(30)(a)(ii);

               (gggg) “Third Party Claim” has the meaning ascribed to it in Section 8.3;

               (hhhh) “Trade Secrets” has the meaning ascribed to it in Section 3.1(35)(a);

               (iiii) “Trademarks” has the meaning ascribed to it in Section 3.1(35)(a);

               (jjjj) “Transaction Expenses” has the meaning ascribed to it in Section 2.6;

               (kkkk) “Transactions” means the purchase and sale of the Purchased Assets and all other transactions contemplated by this Agreement;

               (llll) “Transferred Employees” has the meaning ascribed to it in Section 4.5;

               (mmmm) “Vendor Indemnified Parties” has the meaning ascribed to it in Section 8.2; and

              (nnnn) “Vendor Intellectual Property” has the meaning ascribed to it in Section 3.1(35)(a) .

     1.2 Best Knowledge. Any reference herein to “the best knowledge” of the Vendor will be deemed to mean the actual knowledge of Steven Bromley, President and Chief Executive Officer of the Vendor; John Dietrich, Vice-President, Corporate Development of the Vendor; Tony Tavares, Vice-President and Chief Operating Officer of the Vendor; and Robert McKeracher, Vice-President and Chief Financial Officer of the Vendor; and in the case of Sections 3.1(8) to 3.1(35) inclusive and 3.1(38) and 3.1(39) only, the actual knowledge, after due inquiry, of Matthew James, President of the Business; and Paul Van Weelie, Vice-President, Finance of the Business. For greater certainty, for the purposes of Section 3.1(35), in no event shall due inquiry require or be deemed to require any person to conduct or cause to be conducted searches or other investigations of any registries, indices, data bases or similar records maintained by any Regulatory Authority or third party unless it has actual knowledge of a fact or circumstance which would cause a reasonable person in similar circumstances to consider such search or investigation to be necessary. It is expressly acknowledged that no director, officer, Employee or agent of the Vendor shall have any personal liability to the Purchaser under, or in any manner relating to, this Agreement.

     1.3 Currency. Unless otherwise indicated, all references to dollar amounts in this Agreement are expressed in Canadian currency.

     1.4 Governing Law. This Agreement shall be governed by and construed and interpreted in accordance with the laws of the Province of Ontario and the laws of Canada applicable therein. The Parties hereby irrevocably attorn to the non-exclusive jurisdiction of the courts of Ontario with respect to any matter arising under or related to this Agreement.

     1.5 Interpretation Not Affected by Headings. The division of this Agreement into articles and sections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

     1.6 Number and Gender. In this Agreement, unless the context otherwise requires, any reference to gender shall include both genders and words importing the singular number shall include the plural and vice-versa.

     1.7 Time of Essence. Time shall be of the essence of every provision of this Agreement.

     1.8 Severability. Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof.

     1.9 Accounting Terms. All accounting terms not specifically defined in this Agreement shall be construed in accordance with GAAP.

     1.10 Calculation of Time Periods. Where a time period is expressed to begin or end at, on or with a specified day, or to continue to or until a specified day, the time period includes that day. Where a time period is expressed to begin after or to be from a specified day, the time period does not include that day. Where anything is to be done within a time period expressed after, from or before a specified day, the time period does not include that day. If the last day of a time period is not a Business Day, the time period shall end on the next Business Day.

     1.11 Statutory Instruments. Unless otherwise specifically provided in this Agreement, any reference in this Agreement to any Law shall be construed as a reference to such Law as amended or re-enacted from time to time or as a reference to any successor thereto, and in each case, any regulations and rules made pursuant to such Law.

     1.12 Including But Not Limited To. In this Agreement, references to “includes,” “including,” “including but not limited to,” “including without limitation” and words or phrases of similar import shall be deemed to have the same meaning and the words “include(s)” and “including” shall not be deemed to be terms of limitation but rather be deemed to be followed by the words “without limitation.”

     1.13 Incorporation of Schedules and Exhibits. The following are the schedules and exhibits attached to and incorporated by reference into this Agreement:

     (1) List of Schedules

Schedule 1.1(h)	Assumed Liabilities
Schedule 1.1(gg)	Excluded Assets
Schedule 1.1(hh)	Excluded Contracts
Schedule 1.1(kk)	Financial Statements
Schedule 1.1(nnn)	Net Working Capital Determination and Sample Balance Sheet
Schedule 1.1(rrr)(vii)	Permitted Encumbrances
Schedule 1.1(uuu)(ii)	Equipment
Schedule 1.1(uuu)(iii)	Vehicles
Schedule 2.2	Accrued Liabilities
Schedule 2.9	Allocation of Purchase Price
Schedule 3.1(4)	Jurisdictions in which Vendor Conducts Business
Schedule 3.1(9)(a)(i)	Regulatory Consents
Schedule 3.1(9)(b)	Contractual Consents
Schedule 3.1(12)	Undisclosed Liabilities
Schedule 3.1(13)(a)	Absence of Certain Changes and Transaction
Schedule 3.1(13)(f)	Obligations and Liabilities
Schedule 3.1(13)(h)	Inventory Adjustments
Schedule 3.1(13)(l)	Severance/Termination Pay Policies
Schedule 3.1(14)	Consents
Schedule 3.1(19)	Title to Personal and Other Property
Schedule 3.1(20)(a)	Litigation
Schedule 3.1(20)(b)	Litigation
Schedule 3.1(20)(c)	Litigation
Schedule 3.1(21)	Capital Expenditures
Schedule 3.1(22)	Inventories
Schedule 3.1(24)	Material Contracts
Schedule 3.1(24)(c)	Material Contracts
Schedule 3.1(25)	Insurance
Schedule 3.1(26)	Customers and Suppliers
Schedule 3.1(27)	Orders, Commitments and Returns
Schedule 3.1(28)	Trade Allowances
Schedule 3.1(29)	Shared Assets and Services
Schedule 3.1(30)	Tax Matters
Schedule 3.1(31)(a)	Leased Premises
Schedule 3.1(32)	Environmental Matters
Schedule 3.1(33)(a)	Labour and Employment Matters
Schedule 3.1(33)(b)	Labour and Employment Matters
Schedule 3.1(33)(c)	Labour and Employment Matters
Schedule 3.1(33)(h)	Labour and Employment Matters
Schedule 3.1(34)	Product Warranties
Schedule 3.1(35)(b)	Intellectual Property – Vendor Intellectual Property
Schedule 3.1(35)(c)	Intellectual Property – Software and IP Licences
Schedule 3.1(35)(d)	Intellectual Property – Software and IP Licences

Schedule 3.1(35)(g)	Intellectual Property
Schedule 3.1(37)	Brokers or Finders
Exhibit A	Non-Competition Agreement

ARTICLE 2
PURCHASE AND SALE

     2.1 Purchased Assets. On the terms and subject to the fulfillment of the conditions of this Agreement, the Vendor agrees to sell, assign and transfer to the Purchaser, and the Purchaser agrees to purchase from the Vendor at the Closing Time on the Closing Date, the Purchased Assets.

     2.2 Purchase Price. The aggregate purchase price (the “Purchase Price”) payable by the Purchaser to the Vendor for the Purchased Assets, exclusive of all applicable sales and transfer Taxes, shall be $14,700,000, plus the amount of the Accrued Liabilities set forth on Schedule 2.2, subject to adjustment in accordance with Sections 2.4 and 2.7.

     2.3 Payment of Purchase Price. The Purchase Price, exclusive of all applicable sales and transfer Taxes, shall be paid and satisfied, subject to adjustment in accordance with Sections 2.4 and 2.7, as follows:

     At the Closing Time, the Purchaser will (i) pay or cause to be paid to the Vendor, by wire transfer or other means of immediately available funds in accordance with the instructions of the Vendor, the aggregate sum of $14,000,000; (ii) deliver to the Vendor a note payable as evidence of unpaid Purchase Price in the amount of $700,000, or such lesser amount as is determined in accordance with Section 2.4; and (iii) assume the Accrued Liabilities.

     2.4 EBITDA Purchase Price Reduction.

     If the Business achieves an EBITDA of less than $3,250,000 during the Measurement Period, as calculated in accordance with the provisions of Section 2.8, then the Purchase Price shall be reduced by $2.50 for every $1.00 that EBITDA for such period is less than $3,250,000 (e.g., if EBITDA is $3,100,000, then the Purchase Price shall be reduced by $375,000). For greater clarity, if EBITDA for such period is less than or equal to $2,970,000, then the Purchase Price shall be reduced by $700,000. Under no circumstances shall the Purchase Price be reduced by more than $700,000 pursuant to the provisions of this Section 2.4. A note shall be issued by the Purchaser to the Vendor at the Closing Time that evidences unpaid Purchase Price in the amount of $700,000, which note shall be subject to adjustment in accordance with the provisions of this Section 2.4. The amount of unpaid Purchase Price ultimately payable pursuant to this Section 2.4 will be due fifteen (15) months from the Closing Date and will bear annual interest at the prime rate set by the Bank of Nova Scotia and known as its Canadian Prime Rate.

     2.5 Assumption of Liabilities. The Purchaser will assume or cause to be assumed the Assumed Liabilities pursuant to an assumption agreement executed and delivered by the Purchaser at the Closing Time.

     2.6 Transaction Expenses. On the Closing Date, the Vendor shall pay to the Purchaser an amount up to $545,000 (the “Transaction Expenses”) to be used to pay a portion of the Purchaser's transaction and restructuring costs.

     2.7 Post-Closing Adjustments to Purchase Price.

               (a) Within ninety (90) days following the Closing Date (or such other date as is mutually agreed to by the Vendor and the Purchaser in writing), the Purchaser shall prepare and deliver, or cause to be prepared and delivered, to the Vendor a draft closing balance sheet (the “Draft Closing Balance Sheet”) of the purchased Business prepared as of the Closing Date. The Draft Closing Balance Sheet shall be prepared in accordance with GAAP applied on a basis consistent with the preparation of the Financial Statements. During the period beginning on the Closing Date and ending on the date of delivery of the Draft Closing Balance Sheet, the Purchaser shall provide sufficient access, upon every reasonable request, to the Vendor and its accountants to all work papers of the Purchaser, accounting books and Records relating to the purchased Business and the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Draft Closing Balance Sheet and the Vendor and the Purchaser shall otherwise fully cooperate with each other in the preparation of the Draft Closing Balance Sheet. The Vendor and the Purchaser shall each bear the fees and expenses of their respective accountants in preparing or reviewing the Draft Closing Balance Sheet. The Purchaser shall deliver to the Vendor a working draft of the Draft Closing Balance Sheet at least every 30 days during the period beginning on the Closing Date and ending on the date of delivery of the final proposed Draft Closing Balance Sheet by the Purchaser.

               (b) In preparing the Draft Closing Balance Sheet it is understood that the Purchaser may choose to undertake certain specified procedures to verify the accuracy and completeness of the accounts and the Vendor may choose to review or, to the extent practical, participate in this process, including: (a) a physical Inventory count which may be attended by representatives of the Purchaser and Vendor as at or immediately following the Closing Time; (b) a review of the provisioning for obsolete Inventory or damaged goods as compared to the observations arising out of the physical Inventory count; (c) an analysis of the Accounts Receivable and the sufficiency of the provisions for doubtful accounts based on the collection of receivables following the Closing Date; and (d) an analysis of the invoices and claims received following the Closing Date to assess the adequacy of accounts payable and accruals made as at the Closing Date.

               (c) The Draft Closing Balance Sheet prepared and delivered as aforesaid shall be final and binding upon the Parties for all purposes hereof, absent manifest error, unless the Vendor notifies the Purchaser in writing that it in good faith disputes the Draft Closing Balance Sheet within fifteen (15) Business Days after receipt by the Vendor of the Draft Closing Balance Sheet. Such notice of dispute shall set out in reasonable detail the reasons for the Vendor’s dispute as well as the amount in dispute and reasonable details of the calculation of such amount.

               (d) In the event that the Vendor disputes the Draft Closing Balance Sheet, the Parties will work expeditiously and in good faith in an attempt to resolve such dispute within a further period of twenty (20) Business Days after the date of notification by the Vendor to the Purchaser of such dispute, failing which such dispute shall be submitted for determination to an independent firm of chartered accountants mutually agreed to by the Vendor and the Purchaser (and, failing such agreement between the Vendor and the Purchaser within a further period of five (5) Business Days, such independent firm of chartered accountants shall be Ernst & Young). The determination of the independent firm of chartered accountants shall set out in reasonable detail the calculations and factors considered in reaching its determination and shall be final and binding upon the Parties and not subject to appeal. The independent firm of chartered accountants shall be deemed to be acting as experts and not as arbitrators and shall only consider the issues in dispute placed before it. The costs and expenses of such independent firm of chartered accountants shall be borne equally by the Vendor and the Purchaser. The Vendor and the Purchaser shall each bear their own costs in presenting their cases to such independent firm of chartered accountants.

               (e) Following the fifteen (15) Business Day period referred to in Section 2.7(c) (if the Vendor accepts the Draft Closing Balance Sheet as delivered by the Purchaser) or the resolution of any dispute in accordance with Section 2.7(d) (if the Vendor disputes any aspect of the Draft Closing Balance Sheet), as the case may be, the Purchaser shall forthwith deliver to the Vendor the final closing balance sheet (the “Final Closing Balance Sheet”). Such Final Closing Balance Sheet shall be final and binding upon the Parties, absent manifest error.

               (f) The Purchaser shall pay to the Vendor by wire transfer, bank draft, certified cheque or other means of immediately available funds within two (2) Business Days after receipt of the Final Closing Balance Sheet, the Adjustment Amount, if positive, and the Vendor shall pay to the Purchaser by wire transfer, bank draft, certified cheque or other means of immediately available funds within two (2) Business Days after receipt of the Final Balance Sheet the Adjustment Amount, if negative. For the purposes hereof, “Adjustment Amount” means the amount, whether positive or negative, by which the Net Working Capital as determined from the Final Closing Balance Sheet differs from $12.727 million. The Adjustment Amount shall, if positive, constitute an increase in the Purchase Price and shall, if negative, constitute a reduction in the Purchase Price.

               (g) Until the earlier of the ninety (90) day period following the Closing Date and the delivery of the Final Closing Balance Sheet by the Vendor in accordance with Section 2.7(e), the Purchaser shall use its commercially reasonable best efforts to collect all Accounts Receivable consistent with the customary and usual practice of the Vendor for dealing with account debtors who are continuing customers to collect the Accounts Receivable.

               (h) The determination and adjustment with respect to the Adjustment Amount in accordance with the provisions of this Section 2.7 shall not limit or affect any other rights or causes of action either the Purchaser or the Vendor may have hereunder with respect to the representations, warranties, covenants and indemnities in its favour contained herein.

     2.8 Measurement Period Income Statements

               (a) Not later than 31 Business Days after the end of the Measurement Period, the Purchaser will prepare and deliver to the Vendor an income statement of the Business with respect to the Measurement Period (the “Measurement Period Income Statement”), and a statement (the “EBITDA Calculation”) setting out in reasonable detail the calculation, including each component used in the calculation, of the EBITDA for the Measurement Period.

               (b) For purposes of determining EBITDA during the Measurement Period, the Parties shall make the following adjustments to the Earnings of the Business, provided that such factors would otherwise be included in the reported Earnings:

                         (i) add back of amounts expensed during the Measurement Period pursuant to the distribution of profits to Unitholders of the Purchaser;

                         (ii) add back of any amounts expensed during the Measurement Period pursuant to taxation optimization strategies;

                         (iii) add back of any amounts expensed during the Measurement Period pursuant to professional fees charged or incurred by the Purchaser or any of its Affiliates;

                         (iv) add back of any amounts expensed during the Measurement Period to the extent that the cost of preparing annual audited financial statements of the Purchaser is in excess of the sum of $100,000;

                         (v) add back of any amounts expensed during the Measurement Period pursuant to the evaluation, documentation, financing or Closing of the transaction contemplated by this Agreement;

                         (vi) add back of any amounts expensed during the Measurement Period pursuant to the evaluation, documentation, financing or closing of a future acquisition, merger, joint-venture or any other such transactions, whether consummated or otherwise;

                         (vii) add back of any amounts expensed during the Measurement Period pursuant to the evaluation, documentation, financing or closing of a transaction or transactions to sell the Purchaser, whether consummated or otherwise;

                         (viii) add back of any amounts expensed during the Measurement Period pursuant to the cost of implementing and or maintaining a new corporate structure for the Purchaser beyond that contemplated by the current form as per this Agreement;

                         (ix) add back the cost of any amounts expensed on account of key man life insurance on the life of Matthew James;

                         (x) add back the Transaction Expenses;

                         (xi) add back of any amounts expensed during the Measurement Period in connection with any organizational restructuring costs including any related professional fees and disbursements;

                         (xii) add back of any amounts paid as a result of termination of any employees of the Business in excess of $100,000 in the aggregate; and

                         (xiii) in respect of each follow-on business acquisition, subtract the annual amount of EBITDA deemed to be so acquired as at the time each such acquisition was completed, multiplied by the number of days during the Measurement Period following the date of each such acquisition, divided by 365.

               (c) The Vendor will be provided with access to, and will have the right to make extracts from and copies of, all working papers and records of the Business, relating to EBITDA, and the Purchaser will cause the Business’ accountants to provide that access and information, as applicable.

               (d) In the event that the Vendor disputes the Measurement Period Income Statement, the dispute resolution procedure for disputes relating to the Draft Closing Balance Sheet will apply, mutatis mutandis.

     2.9 Allocation of Purchase Price. The Vendor and the Purchaser agree to allocate the Purchase Price among the Purchased Assets in accordance with Schedule 2.9 and to report the sale and purchase of the Purchased Assets for all federal, provincial, territorial and local Tax purposes in a manner consistent with such allocation and shall not dispute such allocation in connection with any audit or other proceeding. For greater certainty, the Vendor and the Purchaser agree that the value of the Assumed Liabilities (other than the Accrued Liabilities) is nominal.

     2.10 ETA Elections. The Vendor and the Purchaser shall, on the Closing Date, elect jointly under Subsection 167(1) of the ETA (and under any equivalent or corresponding provincial or territorial legislation imposing a similar value-added, or multi-staged Tax), in the form prescribed for the purposes of that subsection, in respect of the sale and transfer of the Purchased Assets hereunder. The Purchaser and the Vendor shall make such election in prescribed form containing prescribed information and the Purchaser shall file such election in compliance with the requirements of the applicable legislation.

     2.11 Transfer Taxes. Subject to Section 2.10, the Purchaser shall be responsible for and shall pay all federal and provincial sales, goods and services, harmonized sales and similar Taxes (including any retail sales Taxes) payable in connection with the transfer of the Purchased Assets by the Vendor to the Purchaser.

     2.12 Income Tax Election.

               (a) The Purchaser shall, on the Closing Date, elect jointly with the Vendor in the prescribed form under Section 22 of the ITA, and any equivalent or corresponding provision under applicable provincial or territorial Tax legislation, as to the sale of the Accounts Receivable referred to in Section 1.1(uuu)(v) and to designate in such election an amount equal to the portion of the Purchase Price allocated in Schedule 2.9 to such assets as the consideration paid by the Purchaser therefor. The Purchaser and the Vendor shall each file such election with the Canada Revenue Agency within the prescribed time.

               (b) The Purchaser shall, on the Closing Date, elect jointly with the Vendor in the prescribed form to have the rules in Subsection 20(24) of the ITA, and any equivalent or corresponding provision under applicable provincial or territorial Tax legislation, apply to the obligations of the Vendor in respect of undertakings which arise from the operation of the Business and to which paragraph 12(1)(a) of the ITA applies. The Purchaser and the Vendor acknowledge that the Vendor is transferring assets to the Purchaser which have a value equal to the elected amount as consideration for the assumption by the Purchaser of such obligations of the Vendor.

     2.13 Waiver of Bulk Sales Act. In respect of the purchase and sale of the Purchased Assets under this Agreement, the Purchaser shall not require the Vendor to comply, or to assist the Purchaser to comply, with the requirements of (a) the Bulk Sales Act (Ontario) or (b) Section 6 of the Retail Sales Tax Act (Ontario) and any equivalent or corresponding provisions under any other applicable legislation. Notwithstanding the foregoing, the Vendor shall indemnify and save harmless the Purchaser, its directors, officers, employees, agents and shareholders, on an after-Tax basis, from and against all Claims which may be made or brought against such Persons, or Claims or Losses (as defined in Section 8.1) which they may suffer or incur arising out of such non-compliance.

     2.14 Assignment of Restricted Rights.

               (a) Nothing in this Agreement shall be construed as an assignment of, or an attempt to assign to the Purchaser, any Restricted Right (A) which, as a matter of law, or by its terms, (i) is not assignable, (ii) is not assignable without the approval or consent of the issuer thereof or other party or parties thereto, or (B) in respect of which the completion of the transactions contemplated by this Agreement will increase the obligations or decrease the rights or entitlements of the Vendor or the Purchaser relating to the Business, without first obtaining either such approval or consent or a waiver or a modification with respect to such Restricted Right, in each case acceptable to the Purchaser.

               (b) If at the Closing there are any Restricted Rights in respect of which necessary Consents, approvals, waivers or modifications have not been obtained, then the Purchaser may waive the closing condition under Section 5.1(4)(b) with respect to such Restricted Rights and instead elect to have the Vendor continue its efforts to obtain any necessary Consents, approvals, waivers or modifications with respect to such Restricted Rights.

               (c) If the Purchaser waives the condition in Section 5.1(4)(b) with respect to such Restricted Right, and elects to have the Vendor continue its efforts to obtain any necessary Consents, approvals, waivers or modifications and the Closing occurs, the Vendor shall:

                         (i) apply for and use all commercially reasonable efforts to obtain all Consents, approvals, waivers or modifications acceptable to the Purchaser, acting reasonably;

                         (ii) enforce any rights of the Vendor arising from such Restricted Right against the issuer thereof or the other party or parties thereto;

                         (iii) at no time use any such Restricted Right for its own purposes or assign or provide the benefit of such Restricted Right to any other party other than the Purchaser or an Affiliate thereof;

                         (iv) pay over to the Purchaser, all monies collected by or paid to the Vendor in respect of such Restricted Rights; and

                         (v) take all such actions and do, or cause to be done, all such things at the request of the Purchaser as shall reasonably be necessary in order that the value and benefits of the applicable Restricted Rights shall be preserved and enure to the benefit of the Purchaser.

               (d) Once any necessary approvals, Consents, waivers or modifications for any Restricted Right referred to in Section 2.14(a) have been obtained on terms acceptable to the Purchaser, acting reasonably, the Vendor shall promptly assign, transfer, convey and deliver such Contract or Governmental Authorization to the Purchaser, and the Purchaser shall assume the obligations under such Contract or Governmental Authorization from and after the date of assignment to the Purchaser pursuant to an assignment and assumption agreement having terms substantially similar to the assignment and assumption agreement for other Contracts and/or Governmental Authorizations, as applicable, delivered pursuant to this Agreement.

     ARTICLE 3
REPRESENTATIONS AND WARRANTIES

     3.1 Representations and Warranties of the Vendor. The Vendor hereby makes the following representations and warranties to the Purchaser as of the date hereof and as of the Closing Date and acknowledges that the Purchaser is relying on such representations and warranties in entering into this Agreement and completing the Transactions:

               (1) Incorporation and Existence of the Vendor. The Vendor is a corporation incorporated and existing under the laws of Canada. The Vendor is not in default under any of its organizational documents.

               (2) GST/HST Registration. The Vendor is registered for GST/HST purposes under Pact IX of the ETA under registration number 104347869RT0001.

               (3) Corporate Power. The Vendor has the corporate power and authority to enter into this Agreement and carry out its obligations hereunder and to own, lease and operate its property and to carry on the Business as now being conducted by it.

               (4) Qualification. The Vendor is in good standing in the jurisdictions where it carries on the Business, and is duly qualified, licensed or registered to carry on the Business except where the failure to be so qualified, licensed or registered would not have a Material Adverse Effect. The jurisdictions listed on Schedule 3.1(4) include all jurisdictions where the Vendor owns, leases or operates any properties or assets or conducts any business pertaining to the Business.

               (5) Subsidiaries. The Vendor does not own, or have any interest in, any shares, securities convertible into shares or any other equity interest of any other Person which carries on, in whole or in part, the Business or any business substantially similar to, or competitive with, the Business.

               (6) Options. Except for the Purchaser’s right in this Agreement, and except for the rights of customers of the Business in connection with the ordinary course of the Business, no Person has any option, warrant, right, call, commitment, conversion right, right of exchange, right of first refusal or other agreement or any right or privilege (whether by law, preemptive or contractual) capable of becoming an option, commitment, conversion right, right of exchange or other agreement for the purchase from the Vendor of any of the Purchased Assets.

               (7) Due Authority; Validity of Agreement; Enforceability.

               (a) The Vendor has all necessary corporate power to own the Purchased Assets which it owns and to enter into and perform its obligations under this Agreement and the Vendor has all necessary corporate power to enter into and perform its obligations under any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

               (b) The Vendor’s execution and delivery of, and performance of its obligations under this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Vendor.

               (c) This Agreement and any other agreements entered into pursuant to this Agreement to which the Vendor is a party constitute legal, valid and binding obligations of the Vendor, enforceable against the Vendor, in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

               (8) No Violation. The execution and delivery of this Agreement by the Vendor, the consummation of the Transactions and the fulfillment by the Vendor of the terms, conditions and provisions hereof and thereof will not (with or without the giving of notice or lapse of time, or both):

               (a) contravene or violate or result in a material breach or a default under or give rise to a right of termination, modification, amendment, vesting or cancellation or the acceleration of any rights or obligations or loss of any material benefit of the Vendor under:

                         (i) any applicable Law or Governmental Authorizations;

                         (ii) any judgment, order, writ, injunction or decree of any Regulatory Authority having jurisdiction over the Vendor or the Business;

                         (iii) the articles, by-laws or any resolutions of the board of directors or shareholders of the Vendor;

                         (iv) any Consent held by the Vendor or necessary to the ownership of the Purchased Assets or the operation of the Business; or

                         (v) the provisions of any Contract to which the Vendor is a party or by which it is, or any of its properties or assets are, bound or under which it has any rights; or

               (b) result in the creation or imposition of any material Encumbrance on any of the Purchased Assets.

               (9) Regulatory and Contractual Consents.

               (a) There is no requirement to make any filing with, give any notice to or obtain any Consent from any Regulatory Authority or Person as a condition to the lawful consummation of the Transactions, except for:

                         (i) the filings, notifications and Consents described in Schedule 3.1(9)(a)(i);

                         (ii) the application of the Bulk Sales Act (Ontario); and

                         (iii) the application of the Retail Sales Tax Act (Ontario).

               (b) Except for the filings, notifications or Consents described in Schedule 3.1(9)(b), there is no requirement under any Contract relating to the Business or to which the Vendor is a party or by which the Vendor is bound or has any rights to make any filing with, give any notice to, or to obtain the Consent of, any party to such Contract relating to the Transactions.

               (10) Financial Statements.

               (a) The Vendor has delivered to the Purchaser true and complete copies of the Financial Statements. The Financial Statements:

                         (i) fairly present in all material respects the assets, Liabilities (whether accrued, absolute, contingent or otherwise) and financial condition of the Business at the balance sheet date, and the results of operations of the Business, in each case in accordance with GAAP;

                         (ii) have been prepared from and are in accordance with the accounting Records of Vendor;

                         (iii) do not include any assets or Liabilities not intended to constitute a part of the Business or the Purchased Assets after giving effect to the Transactions contemplated by this Agreement; and

                         (iv) do not reflect the operations of any entity or business not intended to constitute a part of the Business after giving effect to the Transactions contemplated by this Agreement.

               (b) The financial and accounting Records of the Vendor are sufficient in all material respects to prepare the Financial Statements in accordance with GAAP.

               (c) The system of internal control with respect to the financial reporting of the Vendor with respect to the Business is sufficient in all material respects to provide reasonable assurance (i) that transactions are recorded as necessary to permit preparation of the Financial Statements in accordance with GAAP; (ii) that receipts and expenditures are executed only in accordance with the authorization of management; and (iii) regarding prevention and timely detection of the unauthorized acquisition, use or disposition of the Purchased Assets that could materially affect the Financial Statements or the Business. To the best knowledge of the Vendor, there are no material weaknesses in the design or operation of internal controls over financial reporting with respect to the Business.

               (11) Records. The Records are complete and correct in all material respects and have been duly maintained in accordance with sound business practices and all applicable legal requirements and contain full and accurate records of all material matters relating to the Business. All material financial transactions relating to the Business have been accurately recorded in the Records in accordance with GAAP. No material Records are in the possession of, recorded, stored, maintained by, or otherwise dependent on, any other Person. All of the Persons to whom confidential information with respect to the Business has been made available by the Vendor in connection with its efforts to sell the Business, in whole or in part, have entered into and are bound by confidentiality agreements with the Vendor with respect to such information and all such Persons have been requested to return or destroy all such information.

               (12) Absence of Undisclosed Liabilities. Except (i) as reflected or reserved against in the balance sheet in the Financial Statements, (ii) incurred subsequent to the Financial Statements Date in the ordinary course of business and consistent with past practice, (iii) in respect of trade payables arising in the ordinary course of business and consistent with past practice, or (iv) as disclosed in Schedule 3.1(12), the Vendor does not have any outstanding indebtedness or any Liabilities (whether accrued, absolute, contingent or otherwise) or any outstanding commitments or obligations of any kind relating to the Business.

               (13) Absence of Certain Changes and Transactions. Since the Financial Statements Date:

               (a) except as disclosed in Schedule 3.1(13)(a), there has not been any change in any of the business, financial condition, earnings, results of operations or working capital of the Business or the Purchased Assets that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

               (b) there has not been any damage, destruction, loss, virus or denial of service attack, technology failure or other event, development or condition of any character (whether or not covered by insurance) that, individually or in the aggregate, has had or could reasonably be expected to have a Material Adverse Effect;

               (c) there has not been any material change in the level or value of Inventories included in the Purchased Assets;

               (d) the Vendor has not transferred, assigned, sold or otherwise disposed of any of the assets shown or reflected in the Financial Statements except for the sale of Inventories in the ordinary course of business and consistent with past practice;

               (e) the Vendor has not cancelled any debts or entitlements;

               (f) the Vendor has not incurred or assumed any Liability (fixed or contingent) relating to the Business except (i) those listed in Schedule 3.1(13)(f) and (ii) unsecured current obligations and Liabilities incurred in the ordinary course of business and consistent with past practice which do not, individually, exceed $75,000;

               (g) the Vendor has not discharged or satisfied any Encumbrance, or paid any Liability (fixed or contingent) relating to the Business other than Liabilities included in the Financial Statements and Liabilities incurred since the Financial Statement Date in the ordinary course of business and consistent with past practice;

               (h) except as listed on Schedule 3.1(13)(h), the Vendor has not written down the value of Inventory or written off as uncollectible any Accounts Receivable, except for write downs and write-offs that do not exceed $25,000 in the aggregate;

               (i) the Vendor has not suffered any unusual or extraordinary loss, waived or omitted to take any action in respect of any rights of substantial value, settled or compromised any Claim, or entered into any commitment or transaction not in the ordinary course of business and consistent with past practice, where such loss, rights, commitment or transaction would exceed $10,000 individually or in the aggregate;

               (j) the Vendor has not commenced or become a party to any Claim in respect of the Business;

               (k) the Vendor has not granted any bonuses, whether monetary or otherwise, or made any material wage or salary increases in respect of Employees, except in the ordinary course of business consistent with past practice; or except as disclosed in Schedule 3.1(33)(a), changed the terms of employment for any Employee or entered into a written contract with any Employee, except, in each case, in the ordinary course of business and consistent with past practice;

               (l) the Vendor has not granted any severance or termination pay or rights to any Employee or increased the benefits payable under existing severance or termination pay policies or employment agreements except, in each case, in the ordinary course of business and consistent with past practice or except as listed in Schedule 3.1(13)(l) ;

               (m) the Vendor has not received any notice of any union organizing activity, or experienced any actual or threatened Employee strikes, work stoppages, applications for certification slowdowns or lockouts;

               (n) the Vendor has not experienced a change in any material respect in its relations with any of its Employees, agents, or partners in any venture, customers, suppliers, consultants, subcontractors or independent contractors;

               (o) other than routine indebtedness for out-of-pocket expenses incurred by Employees in the ordinary course of business and consistent with past practice, the Vendor has not, with respect to the Business or the Purchased Assets, directly or indirectly, engaged in any transaction, made any loan or entered into any arrangement with any officer, director, partner, shareholder, Employee (whether current or former or retired), consultant, independent contractor or agent of the Vendor;

               (p) the Vendor has not, except for Permitted Encumbrances, created or to the best knowledge of the Vendor permitted to exist any material Encumbrance affecting the Purchased Assets;

               (q) the Vendor has not made any changes in its selling, distribution, advertising or promotion practices, in its terms of sale or collection, purchase or payment practices; in its manner of billing of, or the credit lines made available to any customers of the Business other than in the ordinary course of business and consistent with past practice;

               (r) the Vendor has not terminated, or amended any Contract or other right having a value of or involving aggregate payments in excess of $25,000 and has not entered into any Contract involving aggregate payments by the Vendor in excess of $25,000;

               (s) except as disclosed on Schedule 3.1(21) the Vendor has not made any capital expenditures or commitments in excess of $50,000 individually or $100,000 in the aggregate for replacements or additions to property, plant, equipment or intangible capital assets;

               (t) the Vendor has not adopted or changed any accounting method, policy or practice, or any depreciation policy or rate, except as required by GAAP;

               (u) the Vendor has not made, changed, or revoked any Tax election, filed any amended Tax Return, entered into any Tax closing agreement or settlement, consented to any Tax Claim or assessment, incurred any obligation to make any payment of, or in respect of, any Taxes, except in the ordinary course of business, or agreed to extend or waive the statutory period of limitations for the assessment or collection of Taxes; and

               (v) the Vendor has not authorized, agreed or otherwise become committed to do any of the foregoing.

               (14) Consents. The Vendor holds or will obtain all Consents and approvals necessary for the lawful operation of the Business in accordance with all applicable Laws, including without limitation all Consents required in respect of the assignment of all Material Contracts, all of which Consents are listed on Schedule 3.1(14) and all of which are valid and subsisting and in good standing with no violations in any material respect as of the date of this Agreement. The Vendor has provided a true and complete copy of each Consent listed on Schedule 3.1(14) to the Purchaser. Except as set forth in Schedule 3.1(14), (i) all such Consents are validly held by the Vendor in its own name, and the Vendor has complied in all material respects with all terms and conditions thereof; (ii) the Vendor has not received written notice of any legal proceeding relating to the revocation or modification of any such Consent; (iii) to the best knowledge of the Vendor there are no grounds, facts or circumstances which could reasonably be expected to result in the revocation or modification of any such Consent; and (iv) none of such Consents will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated hereby.

               (15) Compliance with Laws. The Vendor has complied, and the Business is now being conducted in compliance, in all material respects, with all Laws applicable to the Business or the Purchased Assets. The Vendor has not received any notice of any alleged violation of such Laws.

               (16) Sufficiency of Assets. Except for the Excluded Assets identified on Schedule 1.1(gg) and assuming the completion of the purchase of the equipment disclosed on Schedule 3.1(21), the Purchased Assets constitute all of the property and assets necessary to operate the Business in the manner presently operated by the Vendor.

               (17) Location of Tangible Personal Property. With the exception of Inventory in transit or Inventory with a third party with an aggregate value not exceeding $200,000, all the tangible personal property included in the Purchased Assets is situate at the locations set out in Schedule 3.1(31)(a) .

               (18) Condition of Assets. All material tangible personal property included in the Purchased Assets is in good operating condition, repair and proper working order, having regard to its use and age, except only for reasonable wear and tear.

               (19) Title to Personal and Other Property. The Purchased Assets are owned by the Vendor as the legal and beneficial owner with a good and marketable title, free and clear of all Encumbrances other than the Permitted Encumbrances, and those Encumbrances set out in Schedule 3.1(19), which will be discharged and/or released prior to the Closing Time and for which the Purchaser shall have no liability, and the Vendor is exclusively entitled to possess and dispose of same (subject only, in the case of Contracts or Governmental Authorizations, to the necessity of obtaining Consents to their assignment as identified in Schedule 3.1(9)(b)) . The Vendor warrants to the Purchaser that at the Closing Time all of the Purchased Assets referenced above in this Section 3.1(19) shall be free and clear of all Encumbrances other than Permitted Encumbrances.

               (20) Litigation.

                (a) Except as disclosed in Schedule 3.1(20)(a), there are no Claims (whether or not purportedly on behalf of the Vendor) pending or, to the best knowledge of the Vendor, threatened, by or against or affecting the Vendor, at law or in equity, or before or by any Regulatory Authority.

               (b) Except as disclosed in Schedule 3.1(20)(b), there are no Claims, pending or, to the best knowledge of the Vendor, threatened, by or against or affecting any former director or Employee relating to the Business, at law or in equity, or before or by any Regulatory Authority.

               (c) Except for the matters referred to in Schedule 3.1(20)(c), to the best knowledge of the Vendor, there are no grounds, facts or circumstances on which any matter requiring disclosure under Section 3.1(20)(a)or (b) might be commenced. Except as disclosed in Schedules 3.1(20)(c), there is not presently outstanding against the Vendor (or any Employee or director relating to the Business) any judgment, injunction or other order of any Regulatory Authority.

               (d) The Purchaser has been provided copies of all of the audit response letters related to the Business from all counsel to the Vendor for the last two years. The Vendor has not undergone during the last five years, and neither is currently undergoing, any audit, review, inspection, investigation, survey or examination of Records by a Regulatory Authority relating to the Business.

               (21) Capital Expenditures. Except as disclosed in Schedule 3.1(21), the Vendor is not committed to make any capital expenditures relating to the Business nor have any capital expenditures been authorized by the Vendor at any time since the Financial Statements Date, except for capital expenditures made in the ordinary course of business and consistent with past practice which, in the aggregate, do not exceed $100,000.

               (22) Inventories. Except as set forth in Schedule 3.1(22), the Inventories consist of items that are current and of good and merchantable quality and to the knowledge of the Vendor are not subject to any further write-down or write-off in excess of $50,000. The portion of the Inventories consisting of finished products is saleable in the ordinary course of business at normal prices. The portion of the Inventories consisting of raw materials and work-in-progress is of a quality useable in the ordinary course of business in the production of finished products. Current Inventory levels are consistent with the level of Inventories that has been maintained in the operation of the Business prior to the date hereof in accordance with the operation of the Business in the ordinary course of business.

               (23) Accounts Receivable. The Accounts Receivable due or accruing to the Vendor reflected in the Financial Statements and all Accounts Receivable of the Vendor arising since the date of the Financial Statements arose from bona fide transactions in the ordinary course of business and consistent with past practice and are valid, enforceable and fully collectible accounts (subject to a reasonable allowance, consistent with past practice, for doubtful accounts as reflected in the Financial Statements in accordance with GAAP). All Accounts Receivable of the Vendor that will be reflected on the Final Closing Balance Sheet will represent valid obligations arising from bone fide transactions in the ordinary course of business and consistent with past practice and will be valid, enforceable and fully collectible accounts (subject to reasonable allowance, consistent with past practice, for doubtful accounts as reflected in the Final Closing Balance Sheet in accordance with GAAP).

               (24) Material Contracts.

               (a) The Contracts listed in Schedule 3.1(24) (the “Material Contracts”) constitute all Contracts (other than Excluded Contracts) of the types described below, including:

                         (i) Leases, licenses, Permits, franchises, Governmental Authorizations and other Contracts concerning or relating to the Leased Premises;

                         (ii) employment, consulting, agency, collective bargaining or other similar contracts, agreements, and other instruments and arrangements relating to or for the benefit of current, future or former employees, officers, directors, sales representatives, distributors, dealers, agents, independent contractors or consultants;

                         (iii) loan agreements, indentures, letters of credit, mortgages, security agreements, pledge agreements, deeds of trust, bonds, notes, guarantees, and other agreements and instruments relating to the borrowing of money or obtaining of or extension of credit;

                         (iv) licenses, licensing arrangements and other Contracts providing in whole or in part for the use of, or limiting the use of, any Intellectual Property;

                         (v) brokerage or finder’s agreements;

                         (vi) joint venture, partnership and similar Contracts involving a sharing of profits or expenses;

                         (vii) stock purchase agreements, asset purchase agreements and other acquisition or divestiture agreements relating to the acquisition, sale, lease or disposal of any Purchased Assets (other than sales of Inventory in the ordinary course of business) or involving continuing indemnity or other obligations;

                         (viii) orders and other Contracts for the purchase or sale of materials, supplies, products or services, each of which involves aggregate payments in excess of $75,000;

                         (ix) Contracts (other than those included under Section 3.1(24)(a) (viii)) with respect to which the aggregate amount that could reasonably be expected to be paid or received thereunder in the future exceeds $75,000 per annum or $250,000 in the aggregate;

                         (x) sales agency, manufacturer’s representative, marketing or distributorship agreements;

                         (xi) Contracts with respect to the representation of the Business in foreign countries;

                         (xii) Contracts restricting or otherwise limiting the ability of the Vendor to engage in any business or compete in any jurisdiction or otherwise solicit customers;

                         (xiii) master lease agreements providing for the leasing of both (A) personal property primarily used in, or held for use primarily in the conduct of, the Business and (B) other personal property;

                         (xiv) Contracts with any employee, director, officer, or shareholder of the Vendor;

                         (xv) any Contract with a third party for the benefit of the Vendor that restricts or otherwise limits the ability of the third party to engage in any business that is competitive with the Business;

                         (xvi) each Contract with exclusive supply or requirements obligations;

                         (xvii) each Contract with a material customer or supplier, as those customers and suppliers are defined in Section 3.1(26);

                         (xviii) each Contract with any Affiliate of the Vendor;

                         (xix) each Contract providing for any “earn out” type arrangement;

                         (xx) each Contract with “assignment” or other provisions that will be triggered by consummation of the Transactions contemplated by this Agreement;

                         (xxi) each other Contract, the loss or termination of which could reasonably be expected to have a Material Adverse Effect or otherwise impair in any material respects the operation of the Business in a manner consistent with the current operation; and

                         (xxii) each Contract currently subject to a binding proposal which, if finalized, would be required to be disclosed hereunder.

               (b) The Vendor has delivered to the Purchaser complete and correct copies of all Material Contracts that are written, together with all amendments thereto, and accurate descriptions of all material terms of all Material Contracts that are oral, set forth or required to be set forth in Schedule 3.1 (24).

               (c) All Material Contracts are in full force and effect and enforceable against each party thereto, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction. There does not exist under any Material Contract any event of default or event or condition that, after notice or lapse of time or both, would constitute, in any material respects, a violation, breach or event of default thereunder on the part of the Vendor or, to the best knowledge of the Vendor, any other party thereto except as set forth in Schedule 3.1(24)(c) .

               (25) Insurance. The Vendor maintains such policies of insurance, issued by responsible insurers, on a basis consistent with the insurance obtained by reasonably prudent participants in comparable businesses, and the Purchased Assets are insured against loss or damage by all insurable hazards or risks on a replacement cost basis and such insurance coverage is in full force and effect and will be continued in full force and effect to and including the Closing Time. The Vendor is not in default with respect to any of the provisions contained in any such insurance policy, has failed to give any notice or present any claim under any such insurance policy in a timely fashion, or has received notice from any insurer denying any claim. The Vendor is not aware of any circumstances in which any person could make a claim under any insurance policy. Schedule 3.1(25) sets forth (i) a complete list of all policies of insurance which the Vendor maintains for the Business and the particulars of such policies, including the name of the insurer, the risk insured against, the amount of coverage, the amount of any deductible and a summary of all claims under each such policy for the past three years; (ii) details of any self-insurance arrangements relating to the Business, including any reserves established thereunder; and (iii) details of any insurance coverage provided to third parties and details of the policies under which such coverage is provided.

               (26) Customers and Suppliers. Schedule 3.1(26) sets out the major customers and suppliers of the Business (being those customers and suppliers of the Business, in each case, accounting for more than 2% of sales of or to the Business for the twelve (12) month period ending May 5, 2012.) There has been no termination or cancellation of, and no material modification or change in, the Vendor’s business relationship with any major customer, supplier or group of major customers or suppliers since the Financial Statements Date. The Vendor has not received any indication in writing from any customer or supplier whose name appears on Schedule 3.1(26) that such customer or supplier will not continue as a customer or supplier of the Vendor prior to the Closing or of the Purchaser after the Closing or intends to materially alter its business relationship with the Vendor. For each of the customers and suppliers listed on Schedule 3.1(26) there shall appear a summary of the customer or supplier (noting the name, address, telephone number and key contacts at each customer or supplier).

               (27) Orders, Commitments and Returns. The aggregate of all accepted and unfilled orders for the sale of Inventory entered into by the Vendor does not exceed an amount which the Vendor can reasonably expect to fill in the ordinary course of business and consistent with past practice on a schedule which will maintain satisfactory customer relationships, and the aggregate of all agreements or orders (whether written or oral) for the purchase of products by the Vendor does not exceed an amount which the Vendor reasonably believes is reasonable for the anticipated volumes of the Business (all of which agreements and orders were made in the ordinary course of business and consistent with past practice, except as set forth on Schedule 3.1(27)) . As of the date of this Agreement, there are no material asserted or, to the best knowledge of the Vendor, threatened claims to return Inventory to the Vendor by reason of alleged overshipments, defective merchandise, breach of warranty or otherwise. To the best knowledge of the Vendor, there is no merchandise in the hands of customers under any understanding that such merchandise is returnable other than pursuant to the standard returns policy set forth in the Contracts between such customer and the Vendor.

               (28) Trade Allowances. Schedule 3.1(28) sets forth all current volume rebate programs and credit allowances in place for the Business’ customers accounting for more than 2% of the sales of the Business for the twelve (12) month period ending May 5, 2012. Except as set forth on Schedule 3.1(28), the Vendor has no volume rebate programs or credit allowances with any independent customers serviced from the Vendor’s Business operations.

               (29) No Material Shared Assets or Services. Except as set forth in Schedule 3.1(29), there is no material asset, tangible or intangible, or material service, including Contract rights or, to the best knowledge of the Vendor, Intellectual Property rights, necessary for the conduct of the Business as it is currently conducted, the use of which is shared by the Vendor with any other Person.

               (30) Tax Matters.

               (a) For purposes of this Section 3.1(30), the following definitions shall apply:

                         (i) “Tax” and “Taxes” includes any or all taxes, duties, fees, premiums, levies, imposts, governmental charges or assessments of any kind whatsoever, imposed by any Regulatory Authority including, without limitation, any estimated tax payments, instalments, interest, penalties, fines or additions thereto or, whether or not disputed and including those levied on, or measured by, or referred to as income, gross receipts, profits, capital, land transfer, real property gains, goods and services, harmonized sales, sales, use, business, property, development, employer health, social services, health, education, surtaxes, import and export, countervail, anti-dumping, registration, license, payroll, employment, excise, severance, stamp, occupation and occupancy, premium, windfall profits, environmental, customs duties, capital stock, franchise, profits, withholding, social security (or similar), unemployment, disability, real property, personal property, sales, use, transfer, registration, value-added, alternative add-on minimum and all employment insurance, health insurance and Canada, Quebec and other government pension plan premiums and contributions.

                         (ii) “Tax Return” includes any return, declaration, report, estimate, information return, statement, notice, filing, form or other document (whether in tangible, electronic or other form) or claim for refund relating to, made, prepared, filed or required to be made, prepared or filed in connection with any Taxes, including information returns or reports with respect to withholding at source or payments to third parties, and any schedules, supplements, appendices, exhibits or attachments thereto or amendments of any of the foregoing.

               (b) The Vendor has duly filed on a timely basis all Tax Returns required to be filed in connection with the Business or Purchased Assets. All such Tax Returns are complete and accurate in all respects. Except as disclosed in Schedule 3.1(30), all Taxes due from or payable by or otherwise required to be paid by the Vendor in respect of the Business or Purchased Assets for periods (or portions thereof) ending on or prior to the date hereof and the Closing Date, as applicable, have been paid, whether or not assessed by the appropriate Regulatory Authority, or if not yet due and payable will be provided for in the Final Closing Balance Sheet. All installments or other payments on account of Taxes pertaining to the Business or Purchased Assets that relate to periods for which Tax Returns are not yet due have been paid by the Vendor on a timely basis. Provision will be made on the Final Closing Balance Sheet for amounts at least equal to the amount of all Taxes owing by the Vendor pertaining to the Business or Purchased Assets that will not be due and payable by the Closing Date and that relate to periods ending on or prior to the Closing Date. Except as disclosed in Schedule 3.1(30), to the best knowledge of the Vendor, there are no actions, investigations, objections, appeals, suits, audits or other proceedings or claims in progress, pending or threatened by or against the Vendor in respect of any Taxes pertaining to the Business or Purchased Assets, and in particular there are no currently outstanding assessments, matters under discussion, audit or appeal or written enquiries which have been issued or raised by any Regulatory Authority relating to any such Taxes. There are no Encumbrances on or pending on or with respect to any of the Purchased Assets that arose in connection with any failure (or alleged failure) to duly and timely pay or withhold any Tax, including all installments on account of Taxes for the current year or, any failure to otherwise comply with Tax law or other requirements.

               (c) Except as disclosed in Schedule 3.1(30), the Vendor has duly and timely withheld, collected, paid and remitted to the proper Regulatory Authorities all Taxes pertaining to the Business or Purchased Assets required to have been withheld, collected, paid, or remitted, including in connection with amounts paid, credited or deemed to be paid or credited, or owing to or for the account or benefit of any Person, including any employee, officer or director, independent or dependent contractor, creditor, shareholder, non-resident of Canada or other third party, and including in connection with all amounts on account of any sales or transfer Taxes, including goods and services, harmonized sales and provincial or territorial sales.

               (d) The Vendor is not a non-resident within the meaning of the ITA.

               (e) The Business is a separate business from other businesses carried on by the Vendor. The Purchased Assets comprise all or substantially all of the property used by the Vendor in carrying on the Business. The Accounts Receivable at the Closing Date will constitute all of the outstanding debts of the Vendor in respect of the Business, that were included in the Vendor’s income in the year of sale or a previous year and that are outstanding on the Closing Date.

               (31) Leased Premises.

               (a) Schedule 3.1(31)(a) contains a complete and correct list of (i) all Leases included in the Purchased Assets under which the Vendor leases, subleases or otherwise occupies any real property as lessee or sublessee, in each case setting forth (A) the municipal address, (B) the lessor or licensor, (C) the lessee, (D) area of the premises, (E) a description of all relevant documents (including, amendments, renewals, extensions, registered notices, non-disturbance agreements and attornment agreements), and (F) details of rent payable. Other than the Leases, the Vendor is not a party to or is bound, as lessee, by any lease, sublease, or other instrument relating to real property. Complete and correct copies of the Leases have been provided to the Purchaser. The Leases are in full force and effect, unamended. The Vendor under each Lease is exclusively entitled to all rights and benefits as lessee under such Lease free of all Encumbrances other than Permitted Encumbrances, and the Vendor has not sublet, assigned or otherwise conveyed any rights in any of the Leased Premises or in any of the Leases to any other Person.

The Vendor enjoys peaceful and undisturbed possession under its respective Leases for the Leased Premises. The Vendor has no option, right of first refusal or other right relating to the Leased Premises, other than as set out in the Leases.

               (b) All rental and other payments and other obligations required to be paid or performed by the Vendor pursuant to each of the Leases have been duly paid or performed. The Vendor is not in default of any of its material obligations under any of the Leases and, to the best knowledge of the Vendor, none of the landlords or other parties to the Leases are in default of any of their material obligations under any of the Leases. No waiver, indulgence or postponement of the Vendor’s obligations under any of the Leases has been granted by the landlord thereunder. The Vendor has not waived, or omitted to take any action with respect to any material rights under any of the Leases which waiver or omission could reasonably be expected to materially and adversely affect the rights of the Purchaser under such Leases. There exists no event of default under any Lease or event, occurrence, condition or act which, with the giving of notice, the lapse of time or the happening of any other event or condition, would become a material default under any Lease. None of the material terms and conditions of any of the Leases will be affected by, nor will any of the Leases be in default as a result of, the completion of the Transactions, and all Consents of landlords or other parties to the Leases required in order to complete the Transactions have been obtained, or will have been obtained by the Closing Time, and are, or once obtained will be, in full force and effect.

               (c) To the best knowledge of the Vendor, the use by the Vendor of each of the Leased Premises is not in breach of any Laws, including any building, zoning or other statutes or any official plan, or any covenants, restrictions, rights or easements, affecting such Leased Premises. To the best knowledge of the Vendor, all buildings, structures and improvements situated on any of the Leased Premises, are located wholly within the boundaries of such Leased Premises, and comply with all Laws, covenants, restrictions, rights and easements affecting the same in all material respects. To the best knowledge of the Vendor, there are no outstanding work orders, non-compliance orders, deficiency notices or other such notices relative to any of the Leased Premises. Each of the Leased Premises is fully serviced by utilities having adequate capacities for the operations of the Business as currently conducted by the Vendor. Each of the Leased Premises has adequate rights of access to and from public streets or highways for the operations of the Business as currently conducted by the Vendor.

               (d) No amounts including, without limitation, municipal property Taxes, local improvement Taxes, levies or assessments, are owing by the Vendor in respect of any of the Leased Premises to any Regulatory Authority or public utility, other than current accounts which are not in arrears. There are no outstanding appeals on assessments which have been issued or raised by any Regulatory Authority or by the Vendor concerning any realty, business or other Taxes with respect to any of the Leased Premises.

               (e) To the best knowledge of the Vendor, the Improvements located on the Leased Properties are free of any structural defect or any other substantial defect. The Improvements and heating, ventilating, plumbing, drainage, electrical and air conditioning systems and all other systems used in any of the Leased Premises are in good working order, fully operational and free of any defect, except for normal wear and tear.

               (f) All accounts for work and services performed or materials placed or furnished upon or in respect of the construction and completion of any Improvements located on the Leased Premises have been fully paid or accrued and no one is entitled to claim a lien under the Construction Lien Act (Ontario) or other similar legislation for such work performed by or on behalf of the Vendor.

               (g) There are no outstanding defaults (or events which would constitute a default with the passage of time or giving of notice or both) under the Permitted Encumbrances on the part of the Vendor, and to the best knowledge of the Vendor, on the part of any other party to such Permitted Encumbrances.

               (32) Environmental Matters.

               (a) For the purposes of this Agreement, the following terms and expressions shall have the following meanings:

                         (i) “Environmental Laws” means all Laws applicable to the environment (which includes, without limitation, plants, animals or other living things, indoor and outdoor air, surface water, ground water, sediment, land surface, soil and subsurface strata), occupational health and safety, product safety, product liability and public safety;

                         (ii) “Environmental Consents” includes all Consents issued by or issuable by any Regulatory Authority under Environmental Laws;

                         (iii) “Hazardous Substance” means, any material, substance, solid, liquid, gas, odour, heat, sound, vibration, radiation or combination of any of them which: (A) is regulated under Environmental Laws; (B) may impair or adversely affect the quality of the environment; or (C) under Environmental Laws is defined or deemed to be “hazardous”, “toxic”, “deleterious”, “caustic”, “dangerous”, a “pollutant”, a “waste”, a “hazardous material”, a “source of contamination” or analogous substance including, without limitation, petroleum and petroleum products, asbestos, polychlorinated biphenyls, and flammable and radioactive materials;

                         (iv) “Release” means any release, spill, leak, emission, discharge, leach, dumping, migration, pumping, pouring, emitting, emptying, injecting, spraying, burying, abandoning, incinerating, seeping, escape, disposal or similar or analogous act;

               (b) The Vendor, the operation of the Business and all of the Purchased Assets have been and are in compliance with all Environmental Laws, including all Environmental Consents, in all material respects.

               (c) (i) The Vendor has not been charged with or convicted of any offence for non-compliance with Environmental Laws, or been fined or otherwise sentenced or settled any prosecution short of conviction; (ii) there are no notices of judgment or commencement of proceedings of any nature and the Vendor, to the best knowledge of the Vendor, has not ever been investigated relating to any breach or alleged breach of Environmental Laws; and (iii) to the best knowledge of the Vendor, there are no grounds, facts or circumstances which could reasonably be expected to result in any such proceedings, breach or charge.

               (d) The Vendor holds all Environmental Consents necessary for the lawful operation of the Business, pursuant to all applicable Laws, all of which Environmental Consents are listed on Schedule 3.1(32) and all of which are valid and subsisting in good standing with no violations as of the date of this Agreement. The Vendor has provided a true and complete copy of each Environmental Consent listed on Schedule 3.1(32) to the Purchaser. Except as set forth in Schedule 3.1(32), (i) all such Environmental Consents are validly held by the Vendor in its own name, and the Vendor has complied in all material respects with all terms and conditions thereof; (ii) the Vendor has not received notice in writing of any legal proceeding relating to the revocation or modification of any such Environmental Consent; and (iii) none of such Environmental Consents will be subject to suspension, modification, revocation or nonrenewal as a result of the execution and delivery of this Agreement or the consummation of the Transactions contemplated hereby.

               (e) There are no Hazardous Substances located at, on, in or, to the best knowledge of the Vendor, under the surface, of any Leased Premises, and no Release by the Vendor of any Hazardous Substances has occurred on, in or from any Leased Premises or has resulted from the operation of the Business and the conduct of activities thereon. To the best knowledge of the Vendor, there are no Hazardous Substances migrating toward any of the Leased Premises from any other property.

               (f) Except as disclosed in Schedule 3.1(32), the Vendor has not used any of its Leased Premises to produce, generate, manufacture, treat, store, handle, transport or dispose of any Hazardous Substances except in compliance in all material respects with Environmental Laws.

               (g) Except as disclosed in Schedule 3.1(32), to the best knowledge of the Vendor, there are no underground or above-ground storage fuel reservoir or associated piping or Appurtenances (active or abandoned), or urea formaldehyde foam insulation, asbestos, polychlorinated biphenyls or radioactive substances located on or in or under the surface of any of the Leased Premises or other assets used thereon.

               (h) The Vendor is not, and, to the best knowledge of the Vendor, there is no basis upon which the Vendor could become, responsible for any investigation, clean-up or corrective action under any Environmental Laws in connection with the Business. The Vendor has provided the Purchaser with copies of any environmental audits, site assessments and studies (including all drafts thereof) concerning any of the Leased Premises, or that are related to the Business.

               (33) Labour and Employee Matters.

               (a) Schedule 3.1(33)(a) sets forth a complete and accurate list of all Employees, together with their titles, location of employment, service dates, current wages, salaries or hourly rates of pay, benefits, vacation entitlement, commissions and bonus (whether monetary or otherwise) or other material compensation paid since the beginning of the most recently completed fiscal year or payable to each such Employee. Schedule 3.1(33)(a) also lists Employees on inactive status, including lay-off, short-term disability leave, long-term disability leave, pregnancy and parental leave or other extended absences, or receiving benefits pursuant to workers’ compensation legislation, and specifies the last date of active employment, the reason for the absence and the expected date of return of each such Employee. All of the Persons who are receiving remuneration for work or services provided to the Vendor and the Business who are not Employees are treated as independent contractors, are properly characterized as independent contractors and are not likely to be characterized by any Regulatory Authority as employees or dependent contractors.

               (b) Schedule 3.1(33)(b) identifies each retirement, bonus, stock purchase, profit sharing, stock option, deferred compensation, severance or termination pay, insurance, medical, hospital, dental, vision care, drug, sick leave, disability, salary continuation, legal benefits, unemployment benefits, vacation, incentive or other compensation plan or arrangement or other employee benefit plan that is maintained or otherwise contributed to, or required to be contributed to, by the Vendor or under which the Vendor has, or will have, any Liability, or pursuant to which payments are made, or benefits are provided, or an entitlement to payments or benefits may arise with respect to any of its Employees or former employees of the Business, individuals working on contract with the Vendor or other individuals providing services to the Vendor related to the Business, the Purchased Assets or the Assumed Liabilities (or any spouses, dependants, survivors or beneficiaries of any such persons) (the “Employee Plans”); provided, however, that the Employee Plans shall not include any statutory benefit plans which the Vendor is required to participate in or comply with, including the Canada and Quebec Pension Plans and plans administered pursuant to applicable health Tax, workplace safety insurance and employment insurance legislation.

               (c) A true and complete copy of each Employee Plan and all booklets and communications concerning the Employee Plans which have been provided to persons entitled to benefits under the Employee Plans have been delivered or made available to the Purchaser together with copies of all material documents relating to the Employee Plans. Each Employee Plan has been established, registered, amended, funded, administered, invested and maintained in compliance with its terms and with the requirements prescribed by any and all Laws that are applicable to such Employee Plan in all material respects. Except as described in Schedule 3.1(33)(c), there are no plans providing pensions, superannuation benefits or retirement savings including pension plans, top up pensions or supplemental pensions, “registered retirement savings plans” (as defined in the ITA), “registered pension plans” (as defined in the ITA) and “retirement compensation arrangements” (as defined in the ITA) pertaining to the Business for the benefit of Employees or former employees of the Business. Except as described in Schedule 3.1(33)(c):

                         (i) all contributions to and payments from each Employee Plan that may have been required to be made in accordance with the terms of any such Employee Plan and, where applicable, with the Laws that govern such Employee Plan, have been made in a timely manner;

                         (ii) all material reports, returns and similar documents (including applications for approval of contributions) with respect to any Employee Plan required to be filed with any Regulatory Authority or distributed to any Employee Plan participant have been duly filed on a timely basis or distributed;

                         (iii) none of the Employee Plans provide for benefit increases or the acceleration of, or an increase in, securing or funding obligations that are contingent upon, or will be triggered by, the entering into of this Agreement or the completion of the transactions contemplated herein;

                         (iv) there is no entity other than the Vendor participating in any Employee Plan, and no Employee Plan provides benefits to persons who are not Employees nor former employees of the Business (for greater certainty, David Chapman continues to receive benefits under the Employee Plan);

                         (v) none of the Employee Plans provide benefits beyond retirement or other termination of service to Employees or former Employees of the Business (except for David Chapman) or to the beneficiaries or dependants of such employees, and where there are such Employee Plans, each such Employee Plan may be amended or terminated at any time without incurring any liability thereunder other than in respect of Claims incurred prior to such amendment or termination; and

                         (vi) none of the Employee Plans, or any insurance contract relating thereto, require or permit a retroactive increase in premiums or payments, or require additional premiums or payments on termination of the Employee Plan or any insurance contract relating thereto.

               (d) Except as set out in Schedule 3.1(33)(b) the Vendor has not paid nor will it be required to pay any bonus, fee, distribution, remuneration or other compensation to any Person (other than salaries, wages or bonuses paid or payable in the ordinary course of business in accordance with current compensation levels and practices as set out in Schedule 3.1(33(a)) as a result of the transactions contemplated by this Agreement.

               (e) The Vendor has not made and is not subject to any collective bargaining agreement pertaining to the Business, with any labour union or employee association nor made commitments to or conducted negotiations with any labour union or employee association with respect to any future agreements and, to the best knowledge of the Vendor, there are no current attempts to organize or establish any labour union or employee association with respect to any employees of the Vendor, nor is there any certification of any such union with regard to a bargaining unit. There are no grievances against the Vendor for which the Vendor has received written notice under any collective agreement.

               (f) There are no Claims, pending Claims nor, to the best knowledge of the Vendor, threatened Claims pursuant to any Laws relating to the Employees or former employees, including employment standards, human rights, labour relations, occupational health and safety, workers’ compensation, pay equity or employment equity. To the best knowledge of the Vendor, nothing has occurred which might lead to a Claim under any such Laws. There are no outstanding decisions, orders or settlements or pending settlements which place any obligation upon the Vendor to do or refrain from doing any act.

               (g) All current assessments under workers’ compensation legislation in relation to the Business and all of the Vendor’s contractors and subcontractors have been paid or accrued by the Vendor. The Business has not been and is not subject to any additional or penalty assessment under such legislation which has not been paid and has not been given notice of any audit. Moreover, the Vendor’s accident cost experience is such that there are no pending nor, to the best knowledge of the Vendor, potential assessments, experience rating charges or Claims which could adversely affect the Vendor’s premium payments or accident cost experience or result in any additional payments in connection with the Business.

               (h) The Vendor has made available to the Purchaser for review all inspection reports, workplace audits or written equivalent, made under any occupational health and safety legislation which relate to the Business. There are no outstanding inspection orders or written equivalent made under any occupational health and safety legislation which relate to the Business. Except as disclosed in Schedule 3.1(33)(h), there have been no fatal or critical accidents in the last three years. The Vendor has complied in all respects with any orders issued under any occupational health and safety legislation. There are no appeals of any orders under any occupational health and safety legislation relating to the Business which are currently outstanding.

               (i) All accruals for unpaid vacation pay, premiums for employment insurance, health premiums, Canada Pension Plan premiums, accrued wages, salaries and commissions and employee benefit plan payments have been reflected in the Records.

               (j) The Vendor has been operating the Business in compliance in all material respects with all applicable Laws respecting employment, employment practices and standards, terms and conditions of employment, wages and hours, occupational health and safety, human rights, accessibility, labour relations, employment equity, and workers’ compensation.

               (34) Product Warranties. Schedule 3.1(34) is a complete and accurate list of all express, written warranties given to purchasers of products supplied by the Vendor in connection with the Business.

               (35) Intellectual Property.

               (a) As used herein: (i) “Intellectual Property” means the following intellectual property used primarily or exclusively in the conduct of the Business: all domestic and foreign (A) trademarks, service marks, certification marks, trade names, business names, Internet domain names, designs, logos, slogans and other distinctive indicia of origin, together with goodwill, registrations and applications relating to the foregoing (“Trademarks”); (B) patents and pending patent applications, invention disclosure statements, and any and all divisions, continuations, continuations-in-part, reissues, re-examinations, and any extensions thereof, any counterparts claiming priority therefrom and like statutory rights (“Patents”); (C) registered and unregistered rights of authorship, including copyright, in any works, (including those in Software and Trade Secrets and the content and information contained on any Website) and all registrations and applications to register the same (“Copyrights”); (D) industrial designs and applications and registrations therefore (“Designs”), and (E) confidential or proprietary technology, know-how, inventions, processes, formulae, algorithms, models and methodologies (“Trade Secrets”); (ii) “Intellectual Property Licenses” means all Contracts (excluding “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Website) pursuant to which the Vendor has acquired rights in (including usage rights) any Intellectual Property or Software used primarily or exclusively in the conduct of the Business, or Contracts pursuant to which the Vendor has licensed or transferred the right to use any Intellectual Property or Software used primarily or exclusively in the conduct of the Business, including license agreements, settlement agreements and covenants not to sue; (iii) “Software” means all computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code or object code form, databases and compilations, including any and all electronic data and electronic collections of data, all documentation, including user manuals and training materials, related to any of the foregoing; (iv) “Vendor Intellectual Property” means the Intellectual Property and Software used primarily or exclusively in the conduct of, or necessary for, the Business as presently conducted by Vendor owned by the Vendor and (v) “Licensed Intellectual Property” means the Intellectual Property and Software used primarily or exclusively in the conduct of, or necessary for, the Business as presently conducted owned by a person other than the Vendor and used by Vendor pursuant to an Intellectual Property License.

               (b) Schedule 3.1(35)(b) sets forth, for the Vendor Intellectual Property, a complete and accurate list, specifying where applicable the respective registration or application numbers and the names of all registered owners, of all domestic and foreign federal, state and/or provincial: (i) Patents; (ii) Trademark registrations and applications for registration (including without limitation, Internet domain name registrations) and material unregistered Trademarks; and (iii) all registered Copyrights and material unregistered Copyrights and (iv) Designs.

               (c) Schedule 3.1(35)(c) sets forth all (i) Software in which the Vendor claims an ownership interest and which is used primarily in the conduct of the Business, and (ii) details of all material Licensed Intellectual Property and all Intellectual Property Licenses. Complete and correct copies of all Intellectual Property Licenses have been provided to the Purchaser.

               (d) The Vendor is the sole owner of the Vendor Intellectual Property and has the right to sell, assign, transfer and license all of its right, title and interest in and to the Vendor Intellectual Property, free and clear of any Encumbrances. Except as set out in Schedule 3.1(35)(d), to the extent that any material work, invention, or Vendor Intellectual Property has been developed or created by an employee or a third party for the Vendor, the Vendor has a written agreement with such employee or third party with respect thereto and thereby has obtained ownership of, and is the exclusive owner of all of its right, title and interest in and to such work, material, invention or Vendor Intellectual Property, and such employee or third party (or employees of such third party as the case may be) have waived all authors and moral rights in and to any such work, invention or Vendor Intellectual Property. The Vendor possesses licenses or other legal rights to use in the Business all Licensed Intellectual Property used in the Business.

               (e) All Trademark registrations and applications for registration thereof, Patents issued or pending, Copyright registrations and applications for registration thereof, and Design registrations owned by the Vendor are in good standing and are, to the best knowledge of Vendor valid and enforceable and have not lapsed, expired or been abandoned or withdrawn, and to the best knowledge of the Vendor, are not the subject of any opposition filed with the Canadian Intellectual Property Office, the United States Patent and Trademark Office, or any other intellectual property registry anywhere in the world.

               (f) The Vendor has taken commercially reasonable measures to protect the secrecy, confidentiality and value of its Trade Secrets and other confidential and proprietary information used primarily in the conduct of the Business or necessary for the conduct of the Business as it is currently conducted by Vendor and to the best knowledge of the Vendor, neither the Trade Secrets nor any confidential and proprietary information of Vendor have been used, divulged or appropriated either for the benefit of any Person (other than the Vendor) or to the detriment of the Vendor.

               (g) Except as set forth in Schedule 3.1(35)(g):

                         (i) no unresolved Claims or threat of Claims have been asserted in writing by any third party against the Vendor related to the use of the Vendor Intellectual Property in the conduct of the Business or that the Vendor Intellectual Property infringes, misappropriates, dilutes or otherwise violates any Intellectual Property rights of any third party;

                         (ii) to the best knowledge of the Vendor, neither the use of the Vendor Intellectual Property nor the conduct of the Business as currently conducted by Vendor infringes, misappropriates or otherwise violates any Intellectual Property rights of any third party in Canada and the United States nor to the best knowledge of the Vendor, has the Vendor received a notice of infringement;

                         (iii) to the best knowledge of the Vendor, no third party is infringing, misappropriating or violating any Vendor Intellectual Property in which the Vendor claims an ownership interest in Canada and the United States nor has any licensee of any Vendor Intellectual Property called on Vendor to take proceedings for infringement pursuant to Section 50 of the Trade Marks Act (Canada);

                         (iv) to the best knowledge of the Vendor, no settlement agreements, Consents, judgments, orders, forbearances to sue or similar obligations limit or restrict the Vendor’s rights in and to any Vendor Intellectual Property in which the Vendor claims an ownership interest;

                         (v) the Vendor has not licensed or sublicensed its rights in any Vendor Intellectual Property, or received or been granted any such rights (except pursuant to “click-wrap” or “shrink-wrap” agreements or agreements contained in “off-the-shelf” Software or the terms of use or service for any Website), other than pursuant to the Intellectual Property Licenses;

                         (vi) the Vendor has not and, to the best knowledge of the Vendor, no other Person has, used in, incorporated into, integrated or bundled with, or used in the development or compilation (other than generally available commercial compilers) of, any Software comprising the Vendor Intellectual Property, any open source, public source or freeware software, code or other technology or any modification or derivative thereof, including any version of any software licensed pursuant to any GNU general public license or limited general public license; and

                         (vii) the consummation of the Transactions contemplated hereby will not require the consent of any third party in respect of any Vendor Intellectual Property.

     For greater certainty, the representations and warranties in this Section 3.1(35) are the only representations and warranties given by the Vendor relating to Intellectual Property and notwithstanding any other provisions in this Agreement or any other agreement or document delivered pursuant to this Agreement, the Vendor does not make any other representations, warranties or conditions relating to Intellectual Property or the infringement thereof in this Agreement or in any other agreement or document delivered pursuant to this Agreement.

               (36) Solvency.

     The Vendor is not currently Insolvent and will not be rendered Insolvent by any of the Transactions. As used in this section, “Insolvent” means that the sum of the debts and other Liabilities of the Vendor exceeds the present fair saleable value of the Vendor’s assets.

               (37) Brokers or Finders. Except as set forth on Schedule 3.1(37), no broker, finder, agent or similar intermediary has acted on behalf of the Vendor in connection with this Agreement or the Transactions, and there are no brokerage commissions, finders’ fees or similar fees or commissions payable in connection herewith based on any agreement, arrangement or understanding with the Vendor.

               (38) Payments. None of the Vendor, or any Affiliate of the Vendor, or, to the best knowledge of the Vendor, any director, officer, employee, or any other individual associated with or acting for or on behalf of any of the Vendor, or any Affiliate of the Vendor, has directly or indirectly (a) made any contribution, gift, rebate, payoff, influence payment, kickback or other payment to any Person, regardless of form, whether in money, property or services (i) to obtain favourable treatment in securing business, (ii) to pay for favourable treatment for business secured, or (iii) to obtain special concessions or for special concessions already obtained, or (b) in violation of any Law, established or maintained any fund or asset that has not been recorded in the books and Records of the applicable company.

               (39) Disclosure. The representations and warranties and statements of the Vendor contained in this Agreement and the statements contained in the Financial Statements, the schedules to this Agreement, and any certificate or other agreement furnished or to be furnished by the Vendor to Purchaser, or any of Purchaser’s representatives pursuant to the provisions of this Agreement, do not contain, and will not contain at the Closing, any untrue statement of a material fact, and do not omit, and will not omit at the Closing, to state any material fact necessary to make such representations, warranties and statements, in light of the circumstances under which they are made, not misleading.

     3.2 Representations and Warranties of the Purchaser. The Purchaser hereby makes the following representations and warranties to the Vendor as of the date hereof and as of the Closing Date and acknowledges that the Vendor is relying on such representations and warranties in entering into this Agreement and completing the Transactions:

               (1) Existence. The Purchaser is a limited partnership duly formed and existing under the laws of Manitoba. The General Partner of the Partnership is a corporation duly formed and existing under the laws of Canada.

               (2) GST/HST Registration. At Closing, the Purchaser will be registered for GST/HST purposes under Pact IX of the ETA.

               (3) Validity of Agreement.

               (a) The Purchaser has all necessary power, corporate or otherwise, to enter into and perform its obligations under this Agreement and any other agreements or instruments to be delivered or given by it pursuant to this Agreement.

               (b) The execution, delivery and performance by the Purchaser of this Agreement and the consummation of the Transactions have been duly authorized by all necessary corporate action on the part of the Purchaser.

               (c) This Agreement or any other agreements entered into pursuant to this Agreement to which the Purchaser is a party constitute legal, valid and binding obligations of the Purchaser, enforceable against the Purchaser, in accordance with their respective terms, except as enforcement may be limited by bankruptcy, insolvency and other laws affecting the rights of creditors generally and except that equitable remedies may be granted only in the discretion of a court of competent jurisdiction.

               (4) No Violation. The execution and delivery of this Agreement, the consummation of the Transactions and the fulfilment by the Purchaser, of the terms, conditions and provisions hereof and thereof will not (with or without the giving of notice or lapse of time, or both):

               (a) contravene or violate or result in a breach or a default under or give rise to a right of termination, amendment or cancellation or the acceleration of any obligations of the Purchaser under:

                         (i) any applicable Law or Governmental Authorizations;

                         (ii) any judgment, order, writ, injunction or decree of any Regulatory

Authority having jurisdiction over the Purchaser;

                         (iii) the partnership agreement of the Purchaser;

                         (iv) any Consent held by the Purchaser; or

                         (v) the provisions of any material Contract to which the Purchaser is a party or by which it is, or any of its properties or assets are, bound.

               (5) Legal Proceedings. As of the date hereof, there are no Claims pending by or against or to the knowledge of the Purchaser threatened against, the Purchaser which would impair or reasonably be likely to impair the ability of the Purchaser to consummate the Transactions.

               (6) Investment Canada Act. The Purchaser is a Canadian within the meaning of the Investment Canada Act (Canada).

               (7) Due Diligence Investigations. The Purchaser has had an opportunity to discuss the business, management, operations and finances of the Business with the Vendor and to inspect the facilities used primarily in the conduct of the Business. The Purchaser has conducted its own independent investigation of the Business and the Vendor has allowed the Purchaser and/or its representatives access to its premises, personnel, customers and suppliers and records in order to aid in conducting the investigations. The Purchaser acknowledges that the representations and warranties of the Vendor set forth in Section 3.1 and in any other agreements and instruments delivered by the Vendor pursuant to the terms of this Agreement are the only representations and warranties made by the Vendor in connection with the transactions contemplated in this Agreement.

     3.3 Survival of Covenants, Representations and Warranties of the Vendor. To the extent that they have not been fully performed at or prior to the Closing Time, and unless otherwise provided, (i) the covenants of the Vendor contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the Closing and shall continue in full force and effect for the benefit of the Purchaser without limitation of time and (ii) representations and warranties of the Vendor contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Purchaser for a period of 18 months, except that:

               (a) the representations and warranties set out in Section 3.1(1) and Sections 3.1(3) to and including 3.1(8) and Section 3.1(19), and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 5.1(1), shall survive the Closing and continue in full force and effect without limitation of time;

               (b) the representations and warranties set out in Section 3.1(35) and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 5.1(1), shall survive the Closing and continue in full force and effect, subject only to applicable limitation periods imposed by Law;

               (c) the representations and warranties set out in Sections 3.1(2) and 3.1(30) and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 5.1(1) shall survive the Closing and continue in full force and effect until, but not beyond, ninety (90) days following the expiration of the period, if any, during which an assessment, reassessment or other form of recognized document assessing or reassessing Liability for Tax, interest or penalties under Laws applicable to Tax in respect of any taxation year to which such representations and warranties extend could be issued under such Laws to the Vendor, including any additional period resulting from the Vendor filing a waiver or other document extending such period in respect of any taxation year;

               (d) a claim for breach of any such representation, warranty or covenant, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.3, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement involving fraud, fraud in the inducement, wilful misconduct, fraudulent misrepresentations or intentional misrepresentations may be made at any time following the Closing Date, without limitation of time; and

               (e) no claim for any breach of any of the covenants, representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement may be made after the applicable expiration time set out in this Section 3.3 (including, as modified by Subsection (d)) notwithstanding that such breach was not objectively discoverable.

     3.4 Survival of Covenants, Representations and Warranties of the Purchaser. To the extent that they have not been fully performed at or prior to the Closing Time, and unless otherwise provided, (i) the covenants of the Purchaser contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the Closing and shall continue in full force and effect for the benefit of the Vendor without limitation of time and (ii) representations and warranties of the Purchaser contained in this Agreement and any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement shall survive the Closing and shall continue for the benefit of the Vendor for a period of 18 months, except that:

               (a) the representations and warranties set out in Sections 3.2(1), 3.2(3), and 3.2(4) and the corresponding representations and warranties set out in the certificates to be delivered pursuant to Section 5.2(1), shall survive the Closing and shall continue in full force and effect without limitation of time;

               (b) a claim for breach of any such representation, warranty or covenant, to be effective, must be asserted in writing on or prior to the applicable expiration time set out in this Section 3.4, provided that a claim for any breach of any of the representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement involving fraud, wilful misconduct, fraudulent misrepresentations or intentional misrepresentations may be made at any time following the Closing Date, without limitation of time; and

               (c) no claim for any breach of any of the covenants, representations and warranties contained in this Agreement or in any agreement, instrument, certificate or other document executed or delivered pursuant to this Agreement may be made after the applicable expiration time set out in this Section 3.4 (including, as modified by Subsection (b)) notwithstanding that such breach was not objectively discoverable.

ARTICLE 4 COVENANTS

     4.1 Conduct During Interim Period. During the Interim Period without in any way limiting any other obligations of the Vendor in this Agreement:

               (1) Conduct Business in the Ordinary Course. The Vendor shall conduct the Business only in the ordinary course of business and consistent with past practice, and the Vendor shall not, without the prior written consent of the Purchaser, enter into any transaction or refrain from doing any action that would constitute a breach of any representation, warranty, covenant or other obligation of the Vendor contained herein, and provided further that, without limiting the generality of the foregoing, the Vendor shall not:

               (a) sell, lease, transfer or assign any assets, properties or rights related to the Business, except (i) sales of Inventory, (ii) the sale of obsolete equipment, and (iii) the sale of Excluded Assets, in each case in the ordinary course of business and consistent with past practice;

               (b) mortgage, pledge, grant a security interest in or otherwise create or permit any Encumbrances to attach to or affect any of the Purchased Assets other than Permitted Encumbrances;

               (c) do any act or thing or omit to do any act or thing which action or omission would result in a breach of any of the representations and warranties set forth in Section 3.1(13);

               (d) except in the ordinary course of business and consistent with past practice, hire any employees for the Business;

               (e) enter into any Contract of the kind described in Sections 3.1(6), 3.1(24) or 3.1(31)(a);

               (f) make changes to the accounting systems in use in the Business; or

               (g) make any material changes to the current compensation levels of the Vendor’s employees or declare any bonuses, except in the ordinary course of the Business or with the approval of the Purchaser.

               (2) Continue Insurance. The Vendor shall continue to maintain in full force and effect all policies of insurance or renewals now in effect upon all of the Purchased Assets, and shall give all notices and present all claims under all policies of insurance in a timely fashion.

               (3) Regulatory Consents. The Vendor shall use commercially reasonable efforts to make, give or obtain, at or prior to the Closing Time, with, to or from all appropriate Regulatory Authorities, the filings, notifications and Consents described in Schedule 3.1(9)(a)(i) .

               (4) Contractual Consents. The Vendor shall use commercially reasonable efforts to make, give or obtain, at or prior to the Closing Time, the filings, notifications and Consents described in Schedule 3.1(9)(b) in respect of Contracts, on such terms as are acceptable to the Purchaser.

               (5) Preserve Goodwill. The Vendor shall use commercially reasonable efforts to preserve intact the Business and the Purchased Assets and to carry on the Business as currently conducted, and to promote and preserve for the Purchaser the goodwill of suppliers, customers and others having business relations with the Vendor. The Vendor shall use commercially reasonable efforts consistent with past practices and policies to keep available the services of its present Employees.

               (6) Maintenance of Purchased Assets. The Vendor shall maintain the tangible assets and properties included in the Purchased Assets in the same state of repair, order and conditions as they are on the date hereof, reasonable wear and tear excepted.

               (7) Maintenance of Records. The Vendor shall maintain the Records in the ordinary course on a basis consistent with past practice.

               (8) Maintenance of Inventories. The Vendor shall maintain inventories and supplies at levels to maintain usual order fill rates.

               (9) Discharge Liabilities. The Vendor shall pay and discharge the Liabilities of the Vendor relating to the Business in the ordinary course in accordance and consistent with the past practice of the Vendor, except those contested in good faith by the Vendor.

               (10) Corporate Action. The Vendor shall take all necessary corporate action, steps and proceedings to approve or authorize, validly and effectively, the execution and delivery of the other agreements and documents contemplated by this Agreement and to complete the transfer of the Purchased Assets to the Purchaser free and clear of all Encumbrances, except for the Permitted Encumbrances.

               (11) Consultation with Purchaser. The Vendor shall refrain from making any decisions likely to have a Material Adverse Effect on the Business without consulting with and obtaining the approval of the Purchaser.

               (12) Advise of Changes. The Vendor shall promptly notify the Purchaser in writing of any fact, condition, event or occurrence that will or that could reasonably be expected to result in the failure of any of the conditions contained in Section 5.1 to be satisfied, promptly upon becoming aware of the same, provided that, except as set forth in Section 4.3, such notification shall not be effective to modify this Agreement, any Schedule hereto, or to qualify the representations and warranties contained herein or to cure any misrepresentation or breach of warranty for any purpose whatsoever, including, without limitation, determination of the satisfaction of the Purchaser’s conditions to Closing and the Purchaser’s entitlement to indemnification pursuant to Article 8.

     4.2 Access to Information. The Vendor shall, and shall cause all of its Affiliates to, at all times during the Interim Period make available to the Purchaser and its representatives and advisers, including but not limited to Purchaser’s lenders, for examination all of the Records in the Vendor’s or such Affiliates’ possession or under its or their control, including environmental and health and safety reports and records relating to the Business or the Purchased Assets. The Vendor shall at all times during the Interim Period give the Purchaser and its representatives and advisers, including but not limited to Purchaser’s lenders, access to the Purchased Assets and the Employees during normal business hours and upon reasonable notice, in order to make such investigations as the Purchaser shall deem necessary or advisable in connection with the acquisition of the Purchased Assets. The Vendor shall give such persons all reasonable means necessary to effect such examinations and investigations and shall cause its agents, employees, officers and directors to use their reasonable efforts to aid such persons in such examinations and investigations. The Vendor authorizes and consents to the release by any Regulatory Authority having jurisdiction in connection with the Business or Purchased Assets of any information, and shall sign any documents or forms of consent reasonably required and incidental thereto. The Vendor shall provide the Purchaser and its representatives and advisers at all times during the Interim Period, during normal business hours and upon reasonable notice, with an opportunity to meet with the auditors and any employees, advisers or personnel of the Vendor in connection with the Business or the Purchased Assets.

     4.3 Supplements to Schedules

               (1) From time to time prior to the Closing Date, the Vendor will promptly supplement or amend the Schedules delivered by it pursuant to this Agreement: (a) if any matter hereafter arises which, if existing or occurring at the date of this Agreement, would have been required to be set forth or described in such supplemental or amended Schedule; or (b) if it becomes necessary to correct any information in the relevant Schedule or in this Agreement which has become inaccurate. Except as set forth in Section 4.3(2), any such supplement or amendment shall not be effective to modify this Agreement and the relevant Schedule, to qualify the representations and warranties contained herein or to cure any misrepresentation or breach of warranty that otherwise might have existed under this Agreement for all purposes, including, without limitation, determination of the satisfaction of the Purchaser’s conditions to Closing and the Purchaser’s entitlement to indemnification pursuant to Article 8.

               (2) If the Vendor delivers any update, amendment or supplement to the Schedules delivered by them pursuant to this Agreement, such update, amendment or supplement shall be accompanied by a reasonably detailed description of how and when the matter giving rise to the update, amendment or supplement to the Schedules occurred or arose and how and when the Vendor, as applicable, became aware of such matter. The Vendor, as applicable, shall further provide evidence, reasonably satisfactory to the Purchaser, and an authorized officer of the Vendor, as applicable, shall certify as to whether the matter (i) existed as of the date of this Agreement and ought to have been disclosed in the Schedules as of the date hereof (a “Signing Date Deficiency”); or (ii) arose after the date of this Agreement and in respect of which neither the Board of Directors of the Vendor nor any of the individuals identified in Section 1.2 of this Agreement was aware as of the date of this Agreement (a “Post-Signing Matter”). Any update, amendment or supplement of the Schedules, irrespective of whether on account of a Signing Date Deficiency or a Post-Signing Matter, shall not be effective to modify this Agreement and the relevant Schedule, to qualify the representations and warranties contained herein or to cure any misrepresentation or breach of warranty that otherwise might have existed under this Agreement, in either case, for purposes of determining the satisfaction of the Purchaser’s conditions to Closing. Nor shall any update, amendment or supplement of the Schedules on account of a Signing Date Deficiency be effective to modify this Agreement and the relevant Schedule, to qualify the representations and warranties contained herein or to cure any misrepresentation or breach of a warranty that otherwise might have existed under this Agreement for purposes of determining the Purchaser’s entitlement to indemnification pursuant to Article 8. In the event that the Vendor, as applicable, updates, amends or supplements the applicable Schedules on account of a Post-Signing Matter and the Purchaser nonetheless decides to waive the condition to its obligation to complete the Transaction set forth in Section 5.1(1) which would not otherwise be satisfied on account of such update, amendment or supplement, such update, amendment or supplement to the Schedule shall be effective to modify this Agreement and the relevant Schedule, to qualify the representations and warranties contained herein and to cure any misrepresentation or breach of warranty that otherwise might have existed under this Agreement for purposes of determining the Purchaser’s entitlement to indemnification pursuant to Article 8.

     4.4 Delivery of Records. The Purchaser agrees that it will preserve the Records delivered to it pursuant to Section 5.1(5)(e) for a period of six (6) years from the Closing Date, or for such longer period as is required by any applicable Law, and will permit the Vendor or its authorized representatives reasonable access thereto in connection with the affairs of the Vendor including, without limitation, in connection with preparation of financial statements or Tax Returns of the Vendor.

     4.5 Employees. The Vendor agrees to provide the Purchaser with an up-to-date list of the names of all Employees of the Vendor employed in the Business as of the date hereof, which list shall be updated by the Vendor at least three (3) Business Days and not more than ten (10) Business Days prior to the Closing Date. The Purchaser agrees that it shall offer employment to all Employees on such updated list effective as at the Closing Time (the “Transferred Employees”), on substantially the same terms and conditions of employment (or superior terms and conditions of employment) as are then applicable to such Employees. The Purchaser will treat the period of employment of the Transferred Employees with the Vendor as employment or engagement with the Purchaser, constituting one continuous period of employment or engagement for all purposes and the Purchaser shall indemnify the Vendor with respect to any post-termination severance costs relating to Transferred Employees. Notwithstanding the foregoing, in respect of Employees on disability or other approved leave of absence on the Closing Date ("Inactive Employees"), the effective date of employment may not be the Closing Date but rather the terms of offers to any such Inactive Employee shall specify that the offer is conditional upon the Inactive Employee being medically fit (to the Purchaser's satisfaction, acting reasonably) to return to work and the date on which such Inactive Employee returns to work shall be the effective date of employment. Until such time as an Inactive Employee commences employment with the Purchaser, he or she shall remain an Employee of the Vendor and continue to participate in applicable Vendor benefit plans.

     The Vendor shall remain responsible for payment of any and all retention, change in control or other similar compensation or benefits which exist as of the date hereof or as of the Closing Date and are or may become payable to the Employees in respect thereof.

     The Vendor shall defend and indemnify and hold harmless the Purchaser Indemnified Parties (as defined in Section 8.1) from and against all Losses suffered or incurred by such Persons (which shall be deemed to be an Indemnification Claim hereunder) as a result of or arising directly or indirectly out of, in connection with or pursuant to any claims by any Employees, other than claims arising after the Closing Date by Transferred Employees who accept the Purchaser’s offer of employment as contemplated under this Section 4.5 and which claims arise from the actions or omissions of the Purchaser following the Closing Time. No Employee shall be entitled to any rights under this Section 4.5 or under any other provisions of this Agreement and shall not be third party beneficiaries hereof. The Vendor shall employ all the Employees set out in Schedule 3.1(33)(a) until the Closing Time, except for any Employees who prior to the Closing Time: (a) are terminated for cause; (b) are terminated with the Purchaser’s consent, which consent shall not be unreasonably withheld; (c) voluntarily resign; or (d) retire.

     4.6 Employee Plans.

               (1) The Purchaser shall not assume any liability for benefits accrued up to the Closing Time under any of the Employee Plans. The Purchaser agrees that it will establish or otherwise provide replacement plans (the “Replacement Plans”) for the Transferred Employees in respect of their employment by the Purchaser from and after the Closing Time. For greater certainty, nothing in this Agreement shall limit the right of the Purchaser to, after the Closing Date, amend or terminate in whole or in part any Replacement Plans, nor shall anything in this Agreement require any Replacement Plans to replicate any particular benefit provided under an Employee Plan, including any post-employment or post-retirement medical, dental, life insurance benefit or other similar benefits and arrangements in respect of any Transferred Employee (or any spouse, beneficiary or dependant of any Transferred Employee); provided, however (and for greater certainty), the Vendor shall bear no liability whatsoever as a result of or arising directly or indirectly out of any such amendment, termination or failure to replicate. For the purpose of determining the eligibility of a Transferred Employee for membership or benefits under the Employee Plans and under the Replacement Plans:

               (a) their period of employment shall include employment with both the Vendor and the Purchaser and shall be deemed not to have been interrupted at the Closing Time;

and

               (b) their period of membership shall include membership in both the Employee Plans and the Replacement Plans and shall be deemed not to have been interrupted at the Closing Time.

     The Transferred Employees shall begin to accrue benefits under the Replacement Plans as of the Closing Time in respect of their employment by the Purchaser, provided that any Transferred Employees who were not participating in the Employee Plans prior to Closing will join the Replacement Plans in accordance with their respective eligibility requirements. The Purchaser agrees to use its commercially reasonable efforts to obtain the required approvals of the applicable Regulatory Authorities in connection with the establishment and registration of the Replacement Plans.

               (2) The Vendor shall be responsible, in accordance with the terms of the applicable Employee Plan, for any and all Claims Incurred by the Employees, including the Transferred Employees, (and their eligible spouses, beneficiaries and dependants) prior to the Closing Time, and the Purchaser shall be responsible, in accordance with the terms of the applicable Replacement Plan, for any and all Claims Incurred by the Transferred Employees (and their eligible spouses, beneficiaries and dependants) on and after the Closing Date.

               (3) If requested by the Purchaser, the Vendor shall request any applicable benefit plan supplier to provide to the Purchaser the same service that such benefit plan supplier provides to the Vendor immediately prior to the Closing Time and the Vendor shall assist the Purchaser, to the extent reasonably possible, to cause the benefit plan supplier to agree to provide such services to the Purchaser at the same rates or on the same cost basis that such services are provided to the Vendor.

               (4) The Purchaser may, but is not obliged to, request the Vendor to assign to the Purchaser any Employee Plan, and related policies, Contracts and assets, which is sponsored by the Vendor. If such a request is made by the Purchaser, the Parties shall use their commercially reasonable efforts to obtain the consent of any benefit plan supplier to provide for the assignment of any such Employee Plan.

               (5) The Vendor shall notify the Transferred Employees that all Claims for expenses which qualify for coverage under the terms of the Employee Plans and which were Incurred prior to the Closing Time must be submitted within ninety (90) days after the Closing Date or such longer period as the Vendor may, in its sole discretion, permit.

               (6) Subject to applicable Law and to the establishment by the Parties of commercially reasonable terms, conditions and covenants relating thereto, the Vendor shall provide to the Purchaser, as soon as practicable after the Closing Date, such data, Records, documentation and information relating to Transferred Employees and their participation in any Employee Plan as the Purchaser may reasonably require for the administration of Claims under the Replacement Plans.

     4.7 Taxes. The Vendor will be responsible for, and hereby agrees to assume and pay, all Taxes which may be due to any jurisdiction or Regulatory Authority in respect of the Purchased Assets and the Business in respect of all periods ending on or prior to Closing.

     4.8 Purchaser’s Covenant to Assist in Preparation of Vendor Financial Statements. The Purchaser acknowledges that the Vendor is a public company listed on the NASDAQ Stock Market and the Toronto Stock Exchange and, as such, has certain financial reporting obligations under applicable Law and/or stock exchange requirements. Following the Closing Date, and on or prior to August 8, 2012, the Vendor is required to file unaudited interim consolidated financial statements as at and for the 6 month period ending June 30, 2012, which financial statements will include the results of the Business up to the Closing Date.

               (1) In order that the Vendor may comply with its obligation as described under this Section 4.8, the Purchaser shall assist the Vendor in the preparation of the financial statements of the Business as at and for the interim fiscal period ending on the Closing Date (the “Q2 Business Financial Statements”). Among other things, the Purchaser shall provide reasonable access, to the Vendor and its auditors to all work papers of the Purchaser, accounting books and Records relating to the Business during the relevant period and to the appropriate personnel to verify the accuracy, presentation and other matters relating to the preparation of the Q2 Business Financial Statements. Without limiting the foregoing, the Purchaser shall provide the Vendor and its auditors with reasonable access to those employees of the Purchaser (to the maximum extent possible) who were responsible for financial matters concerning the Business during the period that the Vendor owned and operated the Business and who were responsible for the preparation of the Financial Statements.

               (2) The Purchaser will provide the Vendor with such level of assistance as is necessary, in accordance with this Section 4.8, to ensure that the information necessary for the Vendor to prepare the Q2 Business Financial Statements is available as promptly as possible following the Closing Date and in any event on or prior to the date that is 30 days following the Closing Date.

     4.9 Risk of Loss. The Purchased Assets shall be at the risk of the Vendor until Closing. If before the Closing all or any portion of the Purchased Assets are lost, damaged or destroyed or are expropriated or seized by any Regulatory Authority or any other Person in accordance with applicable Law or if notice of any such expropriation or seizure shall have been given in accordance with applicable Law, the Purchaser, in its sole discretion, shall have the option, exercisable by notice to the Vendor given prior to the Closing Time:

(a)	to terminate this Agreement by notice to the Vendor, as provided in Section 6.1(3); or

(b)

to complete the transactions contemplated by this Agreement and require the Vendor to assign to the Purchaser the proceeds of any insurance payable as a result of the occurrence of such loss, damage, destruction, expropriation or seizure and to reduce the Purchase Price by the amount of the cost of repair of the portion of the Purchased Assets which were damaged or destroyed or, if lost or damaged beyond repair or seized or expropriated, by the replacement cost of the particular Purchased Assets so lost, damaged, expropriated or seized, such reduction in price to be net of all proceeds of insurance or compensation for expropriation or seizure actually received by the Purchaser.

     4.10 Exclusive Dealings. During the Interim Period, neither the Vendor nor any of its representatives shall (a) entertain, solicit or encourage, (b) furnish or cause to be furnished any information to any Persons (other than the Purchaser or its representatives) in connection with, or (c) negotiate or otherwise pursue, any proposal or discussions for or in connection with any possible sale of any Purchased Assets or of the Business, including without limitation by sale or license of all or any significant part of the Purchased Assets. The Vendor shall be responsible for any breach by its representatives or controlling shareholders of any of the provisions of this Section.

ARTICLE 5
CONDITIONS OF CLOSING

     5.1 Conditions for the Benefit of the Purchaser. The obligations of the Purchaser to complete the Transactions will be subject to the fulfilment of the following conditions at or prior to the Closing Time unless waived (to the extent such conditions can be waived) by the Purchaser:

               (1) Representations, Warranties and Covenants. The representations and warranties of the Vendor made in or pursuant to this Agreement shall have been true and accurate as of the date of this Agreement and shall be true and accurate at the Closing Time in all respects (in the case of any representation or warranty containing any materiality or Material Adverse Effect qualifier) or in all material respects (in the case of any representation or warranty without any materiality or Material Adverse Effect qualifier) with the same force and effect as though such representations and warranties had been made as of the Closing Time without giving effect to any supplement to the Schedules. The Vendor shall have complied in all material respects with all covenants, agreements, obligations and conditions in this Agreement to be performed or caused to be performed by it at or prior to the Closing Time. In addition, the Vendor shall have delivered to the Purchaser a certificate of one of its senior officers, dated as of the Closing Date, confirming the foregoing. The receipt of such certificates and the completion of the Transactions shall not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Vendor contained in this Agreement. Such representations, warranties and covenants shall continue in full force and effect as provided in Section 3.3.

               (2) No Material Adverse Effect. There shall not have been after the date of this Agreement any Material Adverse Effect with respect to the Business or the Purchased Assets.

               (3) No Action to Restrain/No Adverse Law. No Law shall have been enacted, promulgated, or issued or deemed applicable to the Transactions, and no action or proceeding shall be pending or threatened (a) involving any challenge to, or seeking damages or other relief in connection with any of the Transactions; or (b) that may have the effect of preventing, delaying, making illegal, imposing limitations or conditions on or otherwise interfering with any of the Transactions.

               (4) Consents.

               (a) All filings, notifications and Consents with, to or from Regulatory Authorities and third parties, including the parties to the Material Contracts listed on Schedule 3.1(24) and the lessors of the Leased Premises listed on Schedule 3.1(31)(a), required to permit the change of ownership of the Purchased Assets contemplated hereby without resulting in the violation of or a default under or any termination, amendment or acceleration of any obligation under any licence, permit, lease, Law, or Material Contract affecting the Business or otherwise adversely affecting the Business, shall have been made, given or obtained and shall be in full force and effect.

               (b) All Consents, approvals, waivers or modifications to Restricted Rights required by the Purchaser shall have been obtained at or before the Closing Time on terms acceptable to the Purchaser.

               (5) Deliveries. The Vendor shall have delivered to the Purchaser the following in form and substance satisfactory to the Purchaser:

               (a) a certificate of one of the Vendor’s senior officers, dated as of the Closing Date, certifying: (i) that attached thereto are true and complete copies of the charter documents and the by-laws of the Vendor and all amendments thereto as in effect as on such date; (ii) all resolutions of the board of directors of the Vendor approving the entering into of this Agreement and the completion of all Transactions; and (iii) as to the incumbency and genuineness of the signature of each officer of Vendor executing this Agreement or any of the other documents contemplated hereby;

               (b) a certificate of compliance with respect to the Vendor;

               (c) the certificates referred to in Section 5.1(1);

               (d) all Records (unless part of the Excluded Assets) of the Vendor and other documents referred to in this Agreement or any Schedule;

               (e) a purchase certificate issued by the Workplace Safety and Insurance Board;

               (f) active possession of the Purchased Assets to the Purchaser;

               (g) all documentation and other evidence reasonably requested by the Purchaser in order to establish the due authorization and consummation of the Transactions, including the taking of all corporate proceedings by the board of directors and shareholders of each of the Vendor required to effectively carry out the Transactions and the obligations of the Vendor pursuant to this Agreement;

               (h) assignments of Leases;

               (i) copies of the Leases and other Contracts;

               (j) all keys, entry devices and passcodes with respect to the Purchased Assets including combinations to any locks or vaults;

               (k) evidence in form satisfactory to the Purchaser acting reasonably that the Consents contemplated in Section 5.1(4) have been obtained;

               (l) the list of Employees referred to in Section 4.5;

               (m) the elections referred to in Sections 2.10 and 2.12;

               (n) evidence that the Vendor has obtained “run-off” insurance coverage for liabilities arising after the Closing Date in connection with its ownership of the Business, in a form and substance satisfactory to the Purchaser, acting reasonably;

               (o) a non-competition agreement in the form of Exhibit A;

               (p) employment agreements between the Purchaser and each of Matthew James and Paul Van Weelie;

               (q) a transition services agreement in form and substance acceptable to the Purchaser, acting reasonably; and

               (r) a general conveyance and assumption of liabilities agreement in a form acceptable to the Purchaser, acting reasonably, and all other necessary deeds, conveyances, bills of sale, discharges, assurances, transfers, assignments and any other documentation necessary or reasonably required to transfer the Purchased Assets to the Purchaser with a good and marketable title, free and clear of all Encumbrances whatsoever except for the Permitted Encumbrances.

               (6) Due Diligence. The Purchaser shall be satisfied, in its sole and absolute discretion, with the results of its due diligence investigation and review of the Business, the Purchased Assets and the Assumed Liabilities, including financial, accounting, legal, systems, information technology, Tax and business investigations.

               (7) Financing. The Purchaser shall have obtained financing for its acquisition of the Business on terms that are acceptable to the Purchaser, in its sole discretion.

     5.2 Conditions for the Benefit of the Vendor. The obligations of the Vendor to complete the Transactions will be subject to the fulfilment of the following conditions at or prior to the Closing Time:

               (1) Representations, Warranties and Covenants. The representations and warranties of the Purchaser made in or pursuant to this Agreement shall have been true and accurate as of the date of this Agreement and shall be true and accurate at the Closing Time in all respects (in the case of any representation or warranty containing any materiality or Material Adverse Effect qualifier) or in all material respects (in the case of any representation or warranty without any materiality or Material Adverse Effect qualifier) with the same force and effect as though such representations and warranties had been made as of the Closing Time. The Purchaser shall have complied in all material respects with all covenants, agreements, obligations and conditions in this Agreement to be performed or caused to be performed by it at or prior to the Closing Time. In addition, each Purchaser shall have delivered to the Vendor a certificate of a senior officer, dated as of the Closing Date, confirming the foregoing. The receipt of such certificate and the completion of the Transactions shall not be deemed to constitute a waiver of any of the representations, warranties or covenants of the Purchaser contained in this Agreement. Such representations, warranties and covenants shall continue in full force and effect as provided in Section 3.4.

               (2) Deliveries. The Purchaser shall have delivered to the Vendor the following in form and substance satisfactory to the Vendor:

               (a) a certificate of a senior officer of the Purchaser, dated as of the Closing Date, certifying: (i) that attached thereto are true and complete copies of the charter documents and the by-laws of the Purchaser, and all amendments thereto as in effect as on such date; (ii) all resolutions of the board of directors or partners, as applicable, of the Purchaser approving the entering into of this Agreement and the completion of all Transactions; and (iii) as to the incumbency and genuineness of the signature of each officer of the Purchaser executing this Agreement or any of the other documents contemplated hereby;

               (b) a certified copy of the form of limited partnership formation in respect of Banyan;

               (c) the elections referred to in Section 2.10 and 2.12; and

               (d) the certificates referred to in Section 5.2(1) .

ARTICLE 6
TERMINATION

     6.1 Termination. This Agreement may be terminated at any time prior to the Closing by:

               (1) the consent of each of the Purchaser and the Vendor;

               (2) either the Purchaser or the Vendor if the Closing shall not have been consummated by July 31, 2012, whether as a result of a Party’s failure to satisfy any of the conditions to Closing set forth in Article 5 or for any other reason, without liability to the terminating party on account of such termination; provided that the right to terminate this Agreement pursuant to this Section 6.1(2) shall not be available to a Party whose breach or violation of any representation, warranty, covenant, obligation or agreement under this Agreement has been the cause of or has resulted in the failure of the Closing to occur on or before such date;

               (3) the Purchaser if there has been a breach by the Vendor of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby which breach would result in the failure to satisfy one or more of the conditions set forth in Section 5.1 which the Vendor fails to cure within ten (10) Business Days after written notice thereof is given by the Purchaser;

               (4) the Vendor if there has been a breach by the Purchaser of any representation, warranty, covenant or agreement set forth in this Agreement or any of the documents contemplated hereby which breach would result in the failure to satisfy one or more of the conditions set forth in Section 5.2 which the Purchaser fails to cure within ten (10) Business Days after written notice thereof is given by the Vendor; or

               (5) any Party, if any permanent injunction or other order of a court or other competent authority preventing the Closing shall have become final and non-appealable; provided, however, that no Party shall be entitled to terminate this Agreement if such Party’s material breach of this Agreement or any of the documents contemplated hereby has resulted in such permanent injunction or order.

Any termination pursuant to this Section 6.1 shall be effected by a written instrument signed by the Party or Parties so terminating to the other Parties hereto (if any), which notice shall specify the Section hereof pursuant to which this Agreement is being terminated.

     6.2 Effect of Termination. In the event of the termination of this Agreement as provided in Section 6.1, this Agreement shall be of no further force or effect without any liability to any Person in respect hereof or of the Transactions contemplated hereby on the part of any party hereto, except for this Section 6.2, Sections 1.4 to 1.12 inclusive, Sections 9.1 and 9.3 and Article 8, each of which shall survive the termination of this Agreement; provided, however, that if this Agreement is terminated because of a breach by any Party of the representations, warranties, covenants, obligations or agreements of such Party set forth in this Agreement, the terminating Party’s right to pursue all legal remedies will survive such termination unimpaired.

ARTICLE 7
CLOSING ARRANGEMENTS

     7.1 Place of Closing. The Closing shall take place at the Closing Time at the offices of Gowling Lafleur Henderson, counsel to the Vendor, at Suite 1600, 1 First Canadian Place, 100 King Street West, Toronto, Ontario M5X 1G5.

     7.2 Deliveries at the Closing. At the Closing Time, upon fulfillment of all the conditions set out in Article 5 that have not been waived in writing by the Purchaser or the Vendor, as applicable, the Vendor shall deliver such documents as are required or contemplated to be delivered by the Vendor or Vendor’s counsel pursuant to this Agreement, the Purchase Price shall be paid or delivered in the manner provided in Section 2.3, and the Purchaser shall deliver such documents as are required or contemplated to be delivered by the Purchaser or its counsel pursuant to this Agreement.

ARTICLE 8
INDEMNIFICATION

     8.1 Indemnification by the Vendor. Subject to Section 3.3, the Vendor shall defend, indemnify, reimburse and save the Purchaser, and each of the Purchaser’s directors, officers, employees, agents, Affiliates and successors and assigns (the “Purchaser Indemnified Parties”) harmless for, from and against any losses arising from any Claims, including, without limitation, all reasonable costs and expenses incurred in preparing, defending, investigating or pursuing any such Claim and the reasonable fees, expenses and disbursements of legal counsel, accountants and other professional advisors (in each case on a full indemnity basis incurred in connection therewith (collectively, “Losses”), whether or not arising due to third party Claims, which they may suffer or incur directly or indirectly as a result of or in connection with or relating to:

               (1) the Excluded Assets or any failure by the Vendor to fully satisfy and discharge the Excluded Liabilities;

               (2) any misrepresentation or any incorrectness in or breach of any representation or warranty on the part of the Vendor contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement;

               (3) any breach or any failure of the Vendor to perform or fulfil any of its covenants or obligations contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement that are not otherwise subject to specific indemnity provisions in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement;

               (4) any Liability arising from the ownership or operation of the Business or the Purchased Assets prior to the Closing Date, other than a Liability that is an Assumed Liability;

               (5) any Claim or other legal proceeding (except for Claims that are Assumed Liabilities) which (i) is based on actions that occurred prior to the Closing Date or (ii) is based on actions that occurred following the Closing Date and are a continuation of a course of conduct that commenced prior to the Closing Date, provided that the Vendor shall not have any Liability under (ii) unless the Purchaser ceased such course of conduct giving rise to the Claim by the earlier of: (a) 90 days after Closing; and (b) promptly after receiving notice of the alleged wrongful course of conduct;

               (6) any breach or alleged breach of any Contract (i) by the Vendor which occurred prior to the Closing Date or (ii) by the Purchaser following the Closing Date but arising out of a continuation of a course of conduct which commenced prior to the Closing Date, provided that the Vendor shall not have any liability under (ii) unless the Purchaser ceased such course of conduct giving rise to the breach or alleged breach by the earlier of: (a) 90 days after Closing; and (b) promptly after receiving notice of the alleged breach;

               (7) Liability to any third Persons and warranty obligations respecting products manufactured or sold, or services provided, by the Vendor prior to the Closing Date; and

               (8) the failure to obtain any necessary approvals, Consents, waivers or modifications for any Restricted Rights referred to in Section 2.14 including, without limitation, any Losses relating to any resultant termination of any such Restricted Rights or any increase of obligations or decrease of rights or entitlements of the Purchaser.

For the avoidance of doubt, the Vendor acknowledges and agrees that its obligations to indemnify the Purchaser Indemnified Parties under the terms of this Section 8.1 do not eliminate the Vendor’s obligations to satisfy all Excluded Liabilities, and that the Deductible and the Cap described below shall not apply thereto. For greater certainty and without limiting the generality of the provisions of Sections 3.4 and 8.1, the indemnity provided for in Section 8.1 shall extend to any Losses arising from any act, omission or state of facts that occurred or existed prior to the Closing Time, and whether or not disclosed in any Schedule to this Agreement. The rights to indemnification of the Purchaser Indemnified Parties under this Section 8.1 shall apply notwithstanding any inspection or inquiries made by or on behalf of any of the Purchaser Indemnified Parties, or any knowledge acquired or capable of being acquired by any of the Purchaser Indemnified Parties or facts actually known to any of the Purchaser Indemnified Parties (whether before or after the execution and delivery of this Agreement and whether before or after Closing). The waiver of any condition based upon the accuracy of any representation and warranty or the performance of any covenant shall not affect the right to indemnification, reimbursement or other remedy based upon such representation, warranty or covenant.

For greater certainty, the Purchaser shall not be entitled to make an Indemnification Claim with respect to any breach of a representation, warranty or covenant or any other items for which indemnification may be sought under this Section 8.1 to the extent that such matter has already been addressed through the purchase price reduction mechanisms in Sections 2.4 and 2.7. For greater certainty, if an Indemnification Claim is only partly addressed by the purchase price reduction mechanisms in Sections 2.4 and 2.7, the Purchaser shall be entitled, subject to the remaining provisions of this Article 8, to bring an Indemnification Claim for such portion of the claim not addressed in the purchase price reduction process.

Further, the Purchaser acknowledges and agrees that before it can bring any Indemnification Claim relating to the failure of the Vendor to properly or adequately accrue for an Assumed Liability in the Final Closing Balance Sheets, the amount of any such Indemnification Claim shall be reduced by any amount which the Vendor over-accrued for any Assumed Liabilities in the Final Closing Balance Sheets.

     8.2 Indemnification by the Purchaser. Subject to Section 3.4, the Purchaser shall defend, indemnify, reimburse and save the Vendor, and the Vendor’s directors, officers, employees, agents, Affiliates and successors and assigns (the “Vendor Indemnified Parties”) harmless for, from and against all Losses, whether or not arising due to third party Claims, which they may suffer or incur directly or indirectly as a result of or in connection with or relating to:

               (1) any failure by the Purchaser to fully satisfy and discharge the Assumed Liabilities;

               (2) any misrepresentation or any incorrectness in or breach of any representation, warranty or covenant on the part of the Purchaser contained in this Agreement or in any certificate or document delivered pursuant to or contemplated by this Agreement;

               (3) any Transferred Employees who accept the Purchaser’s offer of employment as contemplated under Section 4.5 and which arise from the actions or omissions of the Purchaser following the Closing Time; and

               (4) any failure of the Purchaser to perform or fulfill any of its covenants or obligations under this Agreement.

For the avoidance of doubt, the Purchaser acknowledges and agrees that its obligations to indemnify the Vendor Indemnified Parties under the terms of this Section 8.2 do not eliminate the Purchaser’s obligations with respect to any Assumed Liabilities and that the Deductible and the Cap described below shall not apply thereto.

     8.3 Notice of Claim. A Party entitled to and seeking indemnification pursuant to the terms of this Agreement (the “Indemnified Party”) shall promptly give written notice to the Party or Parties, as applicable, responsible for indemnifying the Indemnified Party (the “Indemnifying Party”) of any claim for indemnification pursuant to Sections 8.1 or 8.2 (an “Indemnification Claim”, which term shall include more than one Indemnification Claim). Such notice shall specify whether the Indemnification Claim arises as a result of a claim by a person against the Indemnified Party (a “Third Party Claim”) or whether the Indemnification Claim does not so arise (a “Direct Claim”), and shall also specify with reasonable particularity (to the extent that the information is available):

               (1) the factual basis for the Indemnification Claim; and

               (2) the amount of the Indemnification Claim, or, if any amount is not then determinable, an approximate and reasonable estimate of the likely amount of the Indemnification Claim.

Unless the notification occurs after the expiration of the specified periods set out in Section 3.3 or 3.4, as applicable, the omission to notify the Indemnifying Party in accordance with this Section 8.3 will not relieve the Indemnifying Party from any obligation to indemnify the Indemnified Party, except to the extent that such omission to do so materially prejudices any defences available (or that would have been available) to the Indemnifying Party.

8.4 Procedure for Indemnification.

               (1) Direct Claims. With respect to Direct Claims, following receipt of notice from the Indemnified Party of an Indemnification Claim, the Indemnifying Party shall have thirty (30) days to make such investigation of the Indemnification Claim as the Indemnifying Party considers necessary or desirable. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Indemnification Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of such thirty (30) day period (or any mutually agreed upon extension thereof) to the validity and amount of such Indemnification Claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Indemnification Claim subject to the limitations of Section 8.5(2) .

               (2) Third Party Claims. With respect to any Third Party Claim, the Indemnifying Party shall have the right, at its own expense, to participate in or assume control of the negotiation, settlement or defence of such Third Party Claim and, in such event, the Indemnifying Party shall reimburse the Indemnified Party for all the Indemnified Party’s out-of-pocket expenses incurred as a result of such participation or assumption. If the Indemnifying Party elects to assume such control, the Indemnified Party shall continue to have the right to participate in the negotiation, settlement or defence of such Third Party Claim and to retain counsel to act on its behalf, provided that the fees and disbursements of such counsel shall be paid by the Indemnified Party unless the Indemnifying Party consents to the retention of such counsel at its expense or unless the named parties to any action or proceeding include both the Indemnifying Party and the Indemnified Party and a representation of both the Indemnifying Party and the Indemnified Party by the same counsel would be inappropriate due to the actual or potential differing interests between them (such as the availability of different defences), in which case the fees and disbursements of such counsel shall be shared 50/50 between the Indemnifying Party and Indemnified Party. The Indemnified Party shall reasonably cooperate with the Indemnifying Party. If the Indemnifying Party elects to assume such control, the Indemnified Party and shall have the right to disagree on reasonable grounds with the selection and retention of counsel, in which case counsel satisfactory to the Indemnifying Party and the Indemnified Party shall be retained by the Indemnifying Party. If the Indemnifying Party, having elected to assume such control, thereafter fails to conduct such negotiation, settlement or defence of such Third Party Claim with reasonable diligence, the Indemnified Party shall be entitled to assume such control and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. If the Indemnifying Party assumes the defence of a Third Party Claim, it shall be deemed to have acknowledged its obligation to indemnify and hold the Indemnified Party harmless with respect to the Third Party Claim in accordance with the terms of Article 8.

     8.5 General Indemnification Rules. The obligations of the Indemnifying Party to indemnify the Indemnified Party in respect of Indemnification Claims shall also be subject to the following:

               (1) Any Indemnification Claim based on Section 8.1(2) or 8.2(2) shall be made not later than the date on which, pursuant to Sections 3.3 and 3.4, such representation and warranty terminated.

               (2) Any Indemnification Claim based on a breach or failure of the Vendor to perform or fulfil any covenants or obligations pursuant to Section 8.1(3) shall be made not later than 18 months following the date on which such covenant or obligation is performed, fulfilled or terminated.

               (3) Any Indemnification Claim based on Sections 8.1(4), 8.1(5) and 8.1(7) shall be made not later than 54 months following the Closing Date.

               (4) Any Indemnification Claim based on Sections 8.1(6) and 8.1(7) shall be made not later than 18 months following the Closing Date.

               (5) The Indemnifying Party’s obligation to indemnify the Indemnified Party shall only apply once the Indemnified Party has incurred Losses exceeding, in the aggregate, $150,000 (the “Deductible”) (and shall only apply in respect of such excess); provided, however, that (i) indemnification with respect to any individual Loss in excess of $150,000, (ii) indemnification with respect to the representations and warranties set forth in Sections 3.1(1) through 3.1(7) inclusive, 3.1(19), 3.1(37), 3.1(38) and 3.2(3), (iii) indemnification based upon or arising out of fraud, fraud in the inducement, wilful misconduct, fraudulent misrepresentation or intentional misrepresentation, and (iv) indemnification based on Sections 8.1(1) and 8.2(1), 8.2(3) shall not be subject to the Deductible (and the Indemnified Party shall be entitled to claim the full amount of all such Losses). Notwithstanding anything to the contrary in the Agreement, the aggregate Liability of an Indemnifying Party to the Indemnified Party under this Article 8 shall be limited to 40% of the amount of the Purchase Price, as finally determined pursuant to Article 2 (the “Cap”); provided, however, that (i) indemnification with respect to the representations and warranties set forth in Sections 3.1(1), through 3.1(7) inclusive, 3.1(19), 3.1(37), 3.1(38) and 3.2(3), indemnification based upon or arising out of fraud, fraud in the inducement, wilful misconduct, fraudulent misrepresentation or intentional misrepresentation, indemnification based on Sections 8.1(1), 8.2(1) and 8.2(3) shall not be subject to the Cap. For greater certainty, the Deductible and Cap shall not apply to the obligation of the Purchaser to pay the Purchase Price.

               (6) If any Third Party Claim is of a nature such that the Indemnified Party is required by applicable Law to make a payment to any person (a “Third Party”) with respect to such Third Party Claim before the completion of settlement negotiations or related legal proceedings, the Indemnified Party may make such payment and the Indemnifying Party shall, forthwith after demand by the Indemnified Party, reimburse the Indemnified Party for any such payment. If the amount of any Losses of the Indemnified Party under the Third Party Claim in respect of which such a payment was made, as finally determined, is less than the amount which was paid by the Indemnifying Party to the Indemnified Party, the Indemnified Party shall, forthwith after receipt of the difference from the Third Party, pay the amount of such difference to the Indemnifying Party.

               (7) If the Indemnifying Party fails to assume control of the defence of any Third Party Claim, the Indemnified Party shall have the exclusive right to contest, settle or pay the amount claimed and the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim. Whether or not the Indemnifying Party assumes control of the negotiation, settlement or defence of any Third Party Claim, the Indemnifying Party shall not settle any Third Party Claim without the written consent of the Indemnified Party, which consent shall not be unreasonably withheld or delayed.

               (8) The Indemnified Party shall not permit any right of appeal in respect of any Third Party Claim to terminate without giving the Indemnifying Party notice and an opportunity to contest such Third Party Claim.

               (9) The Indemnified Party and the Indemnifying Party shall cooperate fully with each other with respect to Third Party Claims and shall keep each other fully advised with respect thereto (including supplying copies of all relevant documentation promptly as it becomes available).

               (10) Subject to the provisions of Section 9.8 with respect to the Purchaser’s rights to specific performance, the provisions of this Article 8 shall constitute the sole remedy available to a Party against another Party with respect to any and all breaches of any agreement, covenant, representation or warranty made by such other Party in this Agreement; provided, however, that nothing in this Agreement shall limit any Party’s remedies for fraud, fraud in the inducement, wilful misconduct, fraudulent misrepresentation or intentional misrepresentation.

               (11) Once an Indemnification Claim is finally determined, the Purchaser shall be entitled to set off the amount of any Losses subject to indemnification under this Agreement against any other amounts payable by the Purchaser to the Vendor whether under this Agreement or otherwise.

               (12) The amount of any Indemnification Claim due under this Agreement shall be reduced by:

               (a) the amount of any insurance or other reimbursement received by the Indemnified Party in relation to the breach or other event giving rise to the Indemnification Claim; and

               (b) the amount recovered under any counterclaims against third parties in relation to the breach or other event giving rise to the Indemnification Claim.

ARTICLE 9
GENERAL

     9.1 Confidentiality. The Purchaser and the Vendor acknowledge and agree that, from and after the Closing, the Confidentiality Agreement shall have no further force or effect. The Purchaser covenants and agrees that, except as otherwise authorized by the Vendor, the Purchaser and its representatives, agents and employees shall not disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Vendor discovered or received by the Purchaser or its representatives, agents or employees as a result of the Vendor making available to the Purchaser, and its representatives, agents or employees the information requested by them in connection with the Transactions. The Vendor covenants and agrees that, except as otherwise authorized by the Purchaser, or as may be required by Law, a court, regulatory authority or the rules of a stock exchange, the Vendor and its representatives, agents and employees shall not disclose to third parties, directly or indirectly, any confidential information or confidential data relating to the Business or the Purchaser. The foregoing confidentiality covenants shall not apply to information: (i) which is in the public domain other than as a result of any violation of this Agreement; or (ii) which is required to be disclosed by operation of law or the decision or order of a court or tribunal of valid jurisdiction, provided that the Party required to make such disclosure shall notify the other Party promptly and, if requested, assist the other Party in seeking to obtain relief from such disclosure obligation and in all circumstances shall only disclose that information that it is required to by Law. Each Party acknowledges that disclosure of any confidential information in contravention of this Section may cause significant harm to the Vendor, on the one hand, or the Purchaser or the Business, on the other hand, and that remedies at law may be inadequate to protect against a breach of this Section. Accordingly, each Party agrees that the other Party shall be entitled, in addition to any other relief available to it, to the granting of injunctive relief without proof of actual damages or the requirement to establish the inadequacy of any of the other remedies available to it. Each Party covenants not to assert any defence in proceedings regarding the granting of an injunction or specific performance based on the availability to a Party of any other remedy.

     9.2 Notices.

               (1) Any notice or other communication required or permitted to be given hereunder shall be in writing and shall be delivered in person, transmitted by facsimile or similar means of recorded electronic communication or sent by registered mail, charges prepaid, addressed as follows:

               (a) if to the Vendor:

SunOpta Inc.
2838 Bovaird Drive West
Brampton, Ontario L7A 0H2

Attention:	Corporate Secretary
Fax No.:	905-455-2529

with a copy to (which shall not constitute notice):

Gowling Lafleur Henderson LLP
2600 – 160 Elgin Street
Ottawa, Ontario K1P 1C3

Attention:	Wayne B. Warren
Fax No.:	(613) 788-3481

(b) if to the Purchaser:

c/o Purity Life Limited Partnership
181 University Avenue, Suite
Toronto, Ontario M5H 3M7

Attention:	Jeff Wigle, Managing Director
Fax No.:	416-363-2089

with a copy to (which shall not constitute notice);

Blake, Cassels & Graydon, LLP
199 Bay Street, Suite 4000
Commerce Court West
Toronto, ON M5L 1A9

Attention:	Christopher Jones
Fax No.:	416-863-2653

               (2) Any such notice or other communication shall be deemed to have been given and received on the day on which it was delivered or transmitted (or, if such day is not a Business Day, on the next following Business Day) or, if mailed, on the third Business Day following the date of mailing; provided, however, that if at the time of mailing or within three Business Days thereafter there is or occurs a labour dispute or other event that might reasonably be expected to disrupt the delivery of documents by mail, any notice or other communication hereunder shall be delivered or transmitted by means of recorded electronic communication as described.

               (3) Any Party may at any time change its address for service from time to time by giving notice to the other Parties in accordance with this Section 9.2.

     9.3 Public Announcements and Disclosure. Except as may be required by Law, a court, regulatory authority or the rules of a stock exchange, the Parties shall consult with each other before issuing any press release or making any other public announcement with respect to this Agreement or the Transactions. Prior to any such press release or public announcement, neither of the Parties shall disclose this Agreement or any aspect of the Transactions contemplated herein except to its board of directors, its senior management, candidates for employment in connection with the Business, its legal, accounting, financial or other professional advisors, any financial institution it is dealing with respect to any financing required in connection with the Transactions and counsel to such institution, or as may be required by any applicable Law or stock exchange having jurisdiction. Notwithstanding the foregoing, on or following the execution of this Agreement and on or following Closing, the Parties shall be entitled to issue a press release or make any public announcement or statement related to the transactions contemplated hereby, provided that the Parties shall consult with and provide the other Party with the opportunity to review and comment upon any press release or public announcement or statement.

     9.4 Assignment. The Purchaser may assign its rights under this Agreement in whole or in part to any other Person; provided, however, that any such assignment shall not relieve the Purchaser from any of its obligations hereunder. The Vendor shall not assign its rights under this Agreement. This Agreement and the obligations of the Parties hereunder shall enure to the benefit of and be binding on any successor or permitted assign hereunder.

     9.5 Efforts. The Parties acknowledge and agree that, for all purposes of this Agreement, an obligation on the part of any Party to use its “commercially reasonable” or “best” efforts to obtain any waiver, Consent or other document shall not require such Party to make any payment or incur any obligation to any Person for the purpose of procuring the same.

     9.6 Expenses. Unless otherwise provided, each of the Vendor and the Purchaser shall be responsible for the expenses (including fees and expenses of legal advisers, accountants and other professional advisers) incurred by them, respectively, in connection with the negotiation and settlement of this Agreement and the completion of the Transactions. In the event of termination of this Agreement, the obligation of each Party to pay its own expenses will be subject to any rights of such Party arising from a breach of this Agreement by another Party. All costs of any environmental audit or other regulatory surveys will be shared equally by the Purchaser and the Vendor.

     9.7 Further Assurances. Each of the Parties shall promptly do, make, execute, deliver, or cause to be done, made, executed or delivered, all such further acts, documents and things as the other Parties may reasonably require from time to time after Closing at the expense of the requesting Party for the purpose of giving effect to this Agreement and shall use reasonable efforts and take all such steps as may be reasonably within its power to implement to their full extent the provisions of this Agreement.

     9.8 Specific Enforcement. The Vendor recognizes, acknowledges and agrees that the Purchaser would each be irreparably damaged if any of the provisions of this Agreement are not performed in accordance with their specific terms and that any breach of this Agreement by the Vendor could not be adequately compensated in all cases by monetary damages alone. Accordingly, in addition to any other right or remedy to which the Purchaser may be entitled, at law or in equity, it shall be entitled to enforce any provision of this Agreement by a decree of specific performance and to temporary, preliminary and permanent injunctive relief to prevent any breach or threatened breach of any of the provisions of this Agreement, without posting bond or other undertaking. In the event that the Purchaser shall bring any action in equity to enforce the provisions of the Agreement, the Vendor shall not allege, and the Vendor hereby waives the defense, that there is an adequate remedy at Law.

     9.9 Entire Agreement. This Agreement, including all Schedules, and the Confidentiality Agreement constitutes the entire agreement between the Parties with respect to the subject matter and supersedes all prior agreements, understandings, negotiations and discussions, whether written or oral, including the letter of intent between the Parties dated February 13, 2012. There are no conditions, covenants, agreements, representations, warranties or other provisions, express or implied, collateral, statutory or otherwise, relating to the subject matter except provided in this Agreement. No reliance is placed by any Party on any warranty, representation, opinion, advice or assertion of fact made by any Party or its directors, officers, employees or agents, to any other Party or its directors, officers, employees or agents, except to the extent that it has been reduced to writing and included in this Agreement or any certificate delivered pursuant to Section 5.1(1) or 5.2(1) .

     9.10 Waiver, Amendment. Except as expressly provided in this Agreement, no amendment or waiver of this Agreement shall be binding unless executed in writing by the Party to be bound. No waiver of any provision of this Agreement shall constitute a waiver of any other provision, nor shall any waiver of any provision of this Agreement constitute a continuing waiver unless otherwise expressly provided.

     9.11 Rights Cumulative. The rights and remedies of the Parties are cumulative and not alternative.

     9.12 Counterparts. This Agreement may be executed in any number of counterparts, and/or by facsimile or e-mail transmission of Adobe Acrobat files, each of which shall constitute an original and all of which, taken together, shall constitute one and the same instrument. Any Party executing this Agreement by fax or Adobe Acrobat file shall, immediately following a request by any other Party, provide an originally executed counterpart of this Agreement provided, however, that any failure to so provide shall not constitute a breach of this Agreement except to the extent that such electronic execution is not otherwise permitted under the Electronic Commerce Act, 2000 (Ontario).

[Remainder of Page Left Blank Intentionally]

IN WITNESS WHEREOF this Agreement has been executed by the Parties.

PURITY LIFE HEALTH PRODUCTS LP, by
its general partner, 8189587 Canada Ltd.

/s/ Jeff Wigle
Name:	Jeff Wigle
Title:	Director

SUNOPTA INC.

Per:	/s/ John Dietrich
Name:	John Dietrich
Title:	Vice President Corporate Development
and Secretary

(Signature page to Asset Purchase Agreement)